U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 FORM 10-SB/A-6


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUER UNDER SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934



                            ZIASUN TECHNOLOGIES, INC.
                  --------------------------------------------
                  Name of Small Business Issuer in Its Charter


          NEVADA                                               84-1376402
----------------------------------                          --------------------
(State or other Jurisdiction of                             (IRS Employer
 of Incorporation or Organization)                          Identification No.)


                                    000-27349
                                ----------------
                                  SEC File No.


462 Stevens Avenue, Suite 106, Solana Beach, California        92075
-------------------------------------------------------     --------------------
(Address of principal executive offices)                    (Zip Code)

Registrant's Telephone Number, Including Area Code:         (858) 350-4060
                                                            --------------------

Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                                 Title of Class

                                     PART I.

Item 1. Description of Business

     (a) Business Development

     ZiaSun Technologies, Inc. (the "Company") was organized under the laws of the State of Nevada on March 19, 1996, under the name "Carlisle Enterprises, Inc." The Company was incorporated for the purpose of executive search and recruitment of employees for businesses. The Company was initially authorized to issue a total of 50,000,000 shares of common stock having a par value of $0.001 per share. A copy of the Company's initial Articles of Incorporation are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     All shares set forth in this registration statement have been restated to reflect (i) the 1-for-2 reverse split of the issued and outstanding common stock of the Company which became effect September 10, 1998, and (ii) the 2-for-1 forward stock split of the issued and outstanding common stock of the Company which became effective May 14, 1999.

     At the Company's inception, the Board of Directors authorized the issuance of 50,000 "unregistered" and "restricted" (post split adjusted) shares of its common stock at a price of $0.10 per share to Jennifer C. McMinn, a former executive officer of the Company.

     Following  the  Company's  incorporation,   the  Company,  pursuant  to  an
exemption provided by Rule 504 of Regulation D and Section 4(6) of the Securities Act of 1933 (the "1933 Act"), offered and sold an aggregate total of 750,000 (post split adjusted) shares of its common stock to approximately 50 non-U.S. investors at a price of $0.10 per share. The offering was completed with the Company receiving aggregate proceeds of $75,000 before payment of legal, accounting and printing expenses. On April 9, 1996, the Company's common stock became quoted on the OTC Bulletin Board under the trading symbol "CLEP." Following completion of this offering, the Company initially evaluated acquiring exclusive North American distribution rights for beverage centers and other products of Fountain Fresh International ("FFI"), a Utah corporation.

     On January 6, 1997 the Company sold 5,000,000 (post split adjusted) restricted shares of its common stock pursuant to Regulation S of the 1933 Act to several non-U.S. foreign corporations, at a price of $0.10 per share, for total cash consideration to the Company of $500,000.

     On February 3, 1997, the Company sold 10,000,000 (post split adjusted) restricted shares of its common stock pursuant to the exemption from registration provided by Regulation S and Section 4(2) of the 1933 Act, to several non-U.S. foreign corporations, at a price of $0.10 per share, for total cash consideration to the Company of $1,000,000.

     On April 17, 1997, the Company acquired all right, title and interest of Katori Consultants, Ltd. ("Katori"), of that certain License Agreement between Katori and FFI. Under the terms of that License Agreement, the Company, as the Licensee acquired the exclusive USA distribution rights for the beverage centers and other products of FFI. In exchange for these distribution rights, the Company agreed to pay a total of $5,000,000 in annual payments through the year 2016, with a $15,000 royalty fee for the first year and a $30,000 royalty fee for the second year. Copies of that License Agreement and Assignment of License Agreement are attached hereto and incorporated herein by reference. See the
Exhibit Index, Part III.

     On April 29, 1997 the Board of Directors, in accordance with Section 78.315(2) of the Nevada Revised Statutes, authorized a company name change to BestWay, USA. A copy of the Certificate of Amendment of the Articles of Incorporation changing the name of the Company is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     During July 1997, the Company authorized the private placement of 1,000,000 (post split adjusted) shares of the Company's common stock at a price of $2.50 per share. The Company sold a total of 129,994 (post split adjusted) shares and received $324,984 in cash from this private placement.

     On September 2, 1997, the Company qualified to do business in the State of Utah as a foreign corporation. On October 31, 1997, the Company qualified to do business in the State of California as a foreign corporation. On September 4, 1998, following written consent of the Company's stockholders and in accordance with Section 78.320(2) of the Nevada Revised Statutes, the Articles of Incorporation were amended to: (a) authorize a 1-for-2 reverse split of issued and outstanding common stock of the Company, and (b) change the name of the Company to its current name "ZiaSun Technologies, Inc." The reverse split and name change became effective upon the filing of the Certificate of Amendment of the Articles of Incorporation with the Secretary of State of Nevada on September 10, 1998. A copy of the Certificate of Amendment of the Articles of Incorporation effecting the reverse stock split and name change are attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     During 1998, the Company identified numerous design problems with the beverage centers manufactured by FFI which would require major redesign before those beverage centers could be successfully reintroduced into the marketplace. Accordingly, on December 30, 1997, the Company wrote down the License Agreement between FFI and the Company from $3,296,234 to its then estimated value of $50,000, resulting in a reduction of $1,703,766 which represented the ramaining amount due to FFI for the license. The loss recognized on the write dowm of the license asset was $3,246,234 in 1997. There was no write down of the license asset in 1998. This reduction resulted from the mutual agreement of FFI to cancel the remaining obligation on the license due to the failure of the technology, which left nothing due and owing to FFI. The Company transferred the License Agreement to a newly formed, wholly-owned subsidiary of the Company named BestWay Beverages, Inc. ('BestWay"), a Nevada Corporation. Currently BestWay is inactive, pending the completion of design modifications and successful testing of the new beverage center now being developed by BEVEX (FFI was renamed BEVEX Inc. in August 1998).

     During the last quarter of 1998 and first half of 1999, the Company undertook several acquisitions and/or mergers to diversify and enter some technology-based arenas.

     Acquisition of Momentum Internet
     --------------------------------

     On October 5, 1998, the Company acquired Momentum Internet Incorporated, ("Momentum Internet"), a corporation organized under the laws of the British
Virgin Islands in a stock-for-stock exchange, whereby the Company issued 1,130,000 (post split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Internet, thereby making Momentum Internet a wholly-owned subsidiary of the Company. Momentum Internet, whose main offices are located in Hong Kong and Manila in the Philippines, has a range of Internet products and services, including an international online stock trading portal, a premium web-based e-mail service, an Internet advertising banner network, a finance website, and an Asia-focused search engine. The acquisition of Momentum Internet was, for accounting purposes treated as a purchase. A copy of the Acquisition Agreement and Plan of Reorganization is attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     Acquisition of Momentum Asia
     ----------------------------

         On  October  5,  1998,  the  Company  acquired   Momentum  Asia,  Inc.,
("Momentum Asia"), a corporation organized under the laws of the Republic of the

     Philippines in a stock-for-stock exchange, whereby the Company issued 4,000,000 (post-split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Asia, thereby making Momentum Asia a wholly-owned subsidiary of the Company. Momentum Asia, whose main offices are located in the Clark Economic Zone, in the Philippines, provides a wide range of compatible graphic design, copy writing, printing, database management, and e-mail customer service operations. The acquisition of Momentum Asia was, for accounting purposes treated as a purchase of Momentum Asia. A copy of the Acquisition Agreement and Plan of Reorganization is attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     Acquisition of Asia4sale
     ------------------------

     On March 25, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization, under which the Company would acquire Asia4sale.com, Ltd., ("Asia4sale"), a Hong Kong Registered Company. In exchange for 99 of the 100 shares of Asia4sale, the Company issued 100,000 (post-split adjusted) shares of restricted common stock and paid $15,000 cash to the majority holder of the capital stock of Asia4sale, thereby virtually making Asia4sale a wholly-owned subsidiary of the Company. In addition, the Company made an unsecured loan of $50,000 to Asia4sale upon closing of the acquisition and agreed to issue one (1) additional share of restricted common stock for each one dollar ($1.00) (post-split adjusted) of actual earnings of Asia4sale for the period from April 1, 1999, through September 31, 2000. Actual earnings of Asia4sale which are defined as net income before income taxes, depreciation and interest expense were zero from April 1, 1999 through September 30, 1999. Asia4sale is in the business of Internet related international e-commerce. In addition, the Company was granted the option to repurchase the 100,000 (post split adjusted) shares issued in the acquisition of Asia4sale for a period of one (1) year at a price of $1.50 (post-split adjusted) per share in the event that Asia4sale fails to reach positive cash flow from its operations by September 30, 2000. As of the date of this registration statement, Asia4sale has not yet reached positive cash flow. The acquisition was completed on May 12, 1999. The acquisition of Asia4sale was accounted for as a purchase. The contingent shares are not recorded as being issued in accordance with APB 16., paragraphs 79 and 80. Copies of the Acquisition Agreement and Plan of Reorganization, Unsecured $50,000 Note and the Stock Option are attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     In December 1999, Asia4sale was sold to Internet Ventures Ltd. (IVL) for $5,000,000 cash and 300,000 shares of IVL. No value was attributed to the shares of IVL because it was a private company. The Company realized a gain of $4,778,596 in the sale.

     Acquisition of Online Investors Advantage, Inc.
     -----------------------------------------------

     On March 31, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization, under which the Company would acquire Online Investors Advantage Incorporated ("OIA"), a Utah corporation. OIA is in the business training individuals how to effectively use the financial planning and investment tools available on the internet to manage their own investment portfolios. The training is structured around a five-step discipline, which includes searching for an investment, evaluating the investment and assessing the risk, timing the purchase, establishing an exit point and monitoring the investment. This is done through live workshops, and video-based, self-directed home learning programs, which include the use of OIA's proprietary website www.investortoolbox.com. In exchange for all of the capital stock of OIA, the Company issued 1,000,000 (post-split adjusted) shares of restricted common stock and paid $400,000 in cash, all of which was distributed pro-rata to the shareholders of OIA, thereby making OIA a wholly-owned subsidiary of the Company. In addition, the Company issued 5,000,000 (post-split adjusted) shares pro-rata to the shareholders of OIA. Those shares are currently being held in escrow in accordance with the terms of the adjustment provision set forth in the acquisition agreement, based on anticipated earnings of at least $2,500,000 for OIA for the period from April 1, 1999, through March 31, 2000. As set forth in the terms of the acquisition agreement, in the event that the actual earnings of OIA are less than $2,500,000, for the specified period, then the total number of shares being held in escrow shall be reduced on a two share (post-split adjusted) basis for each $1.00 of actual earnings of OIA less than $2,500,000. In the event that the actual earnings of OIA is greater than $2,500,000, then the Company shall issue such additional shares on the basis of two additional (post-split adjusted) shares for each $1.00 of actual earnings of OIA greater than $2,500,000. The acquisition was completed on April 7, 1999. The actual earnings which are defined as net income before income taxes, depreciation and interest expense, were approximately $3,700,000 through April 1, 1999. The acquisition of OIA was accounted for as a purchase. The shares were issued as contingent shares being held in escrow and have not been recorded. A copy of the Acquisition Agreement and Plan of Reorganization is attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     In accordance with the terms of the original OIA Acquisition Agreement, the former OIA shareholders were to receive one share of the Company's common stock for each $0.50 of earnings before interest, income taxes, depreciation and amortization (EBITDA) for the year from April 1, 1999 through March 31, 2000. OIA'S audited EBITDA earnings during this period were $10,910,076. Accordingly, the Company would owe 21,820,152 shares of its common stock at March 31, 2000 to the former OIA shareholders. The value of these shares at March 31 was $248,204,230. This value would have been added to the goodwill on the Company's balance sheet.

     However, at the request of the former OIA shareholders, one of whom is the Chairman of ZiaSun and one of whom is a director, and their joint recognition that it would clearly not be in the best interests of the Company to have such a large goodwill burden going forward, they inquired if the Company would reconsider and amend the original terms and conditions of the earn out. Accordingly, they proposed to exchange 12,000,000 of the earn-out shares, to which they were originally entitled, for $6,000,000 in cash. The proposal was reviewed and accepted by the Company on May 9, 2000.

     Therefore, under the terms and conditions of the amended earn-out agreement, the former OIA shareholders will only receive 9,820,152 shares, rather than the 21,820,152 shares as set forth in the original agreement. This reduces the goodwill burden to the Company by $136,500,000 to $111,704,230, and this is the value that will be added to the Company's balance sheet going forward from April 1, 2000.

     On February 12, 1999, the Company entered into an agreement with Global Direct Marketing, Ltd., (Global), a corporation organized under the laws of the British Virgin Islands, whereby Global was to be paid 150,000 (post split adjusted) shares of restricted common stock upon the successful conclusion of negotiations to acquire OIA. Global had introduced the Company to OIA. Under this agreement, the shares are to be issued exactly nine months after the date of formal acquisition of OIA, (i.e. December 7, 1999). A copy of the Agreement is attached hereto. See Exhibit Index, Part III.

     As stated above, on April 9, 1999, the Board of Directors, by written consent, declared a 2-for-1 forward stock split for all shareholders of record as of May 14, 1999. A copy of the Certificate Pursuant to Nevada Revised Statute
Section 78.207, whereby the Company effectuated this forward stock split, is attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     On July 15, 1999, by written consent of the Stockholders, and in accordance with Section 78.320(2) of the Nevada Revised Statutes, the Company restated its Articles of Incorporation and Bylaws. Copies of the Restated Articles of Incorporation and Restated Bylaws are attached hereto and .incorporated herein by this reference. See the Exhibit Index, Part III.

     Operating Strategy and Business Revenue Model
     ---------------------------------------------

     (b)  Business of Issuer
          ------------------

     The Company currently owns Internet based operations and holdings. The Company believes the continuing shift of consumers from conventional shopping practices and distribution channels to internet-based services, along with the huge growth potential of Asian Internet usage will provide significant future growth opportunities for its various e-commerce activities. For the six months ended June 30, 1999 internet services made up approximately $7,594,000 of the total revenue and non-internet services were approximately $339,000.

     The Company actively seeks to acquire, structure, manage and consolidate other select holdings through its wholly-owned subsidiaries operating in the U.S. and in foreign markets. The objective is to acquire holdings which will provide marketing and operating synergy with one another, are well positioned and profitable in their targeted markets, and/or have demonstrated technical expertise in certain areas of e-commerce. While the Company pursues certain business opportunities, alliances and joint ventures, which will enhance profitable growth and development, and help maximize the shareholders' equity, the company does not typically openly advertise to attract such opportunities.

     The two basic challenges in effectively implementing this strategy, while preserving and continually developing the Company's core technology, are: 1) Maintaining an active pipeline of potentially desirable, acquirable companies through various business contacts and financial institutions, and 2) Maintaining the financial wherewithal to move quickly enough, when an opportunity for a synergistic acquisition arises, to complete the acquisition, and effectively integrate the acquired entity into the Company's holdings at minimum cost and/or disruption to the other entities. In some instances this will include the challenge of effectively restructuring the acquired entities with one or more existing entities to maximize their contribution to the Company's revenues and profits.

     The relative infancy of users of online financial services in the foreign markets is another key to the Company's future growth. The Company is focused on capturing a large market share of these foreign users and a significant percentage of the growing number of U.S. users of Internet tools and services. The U.S. domestic market is also projected to sustain its growth in domestic e-commerce and online financial services usage, and is still developing in terms of the number of educated users of these services.

     The Company's business model is simple and proven in the Internet market and presents continued long-term growth prospects. Substantial front-end revenue is created by selling packages of Internet educational and e-commerce services to businesses and/or consumers worldwide. The services and products sold contain features designed to cross promote other portals, products and services of the Company. These other products and services rely on backend commissions, fees, profit sharing, and high-traffic to create revenue and operate with very low overhead. This is expected to result in high profit margins for the Company. Profit created by front-end sales of services, combined with net cash flow generated by gains on investments and non-Internet groups, is being invested in the further development of the high profit margin Internet groups. As this operating model grows, the Company's base of loyal users, subscribers and visitors to their websites and services will also grow. It will also build the credibility necessary to establish further relationships, strategic alliances, co-branding and licensing agreements with Internet companies with similar interests.

     The Company is diversified enough to not be dependent on any single product or service. Rather, the wholly-owned subsidiaries publish, market and service many web products and services, and maintain the necessary value-added support for these products and services. Therefore, any of the Company's groups, Internet products or services, or joint ventures could be a stand-alone company. This creates opportunities for sale or spin off of any holdings in order to maximize shareholder equity.

     The Company may divest or "spin off" equity interest in one or more of its entities when it is strategically and economically advantageous to shareholders. Such a divestiture or spin-off would allow the Company to focus on its core operations and holdings, once it has adequately entrenched itself in the most profitable targeted markets. It is expected that stock dividends or warrants resulting from a spin off or stock exchange, or cash dividends resulting from a cash sale, would be issued to company shareholders if and when the Company divests itself of any given entity.

     (1)  Principal products or services and their markets.

     The Company's primary revenues are derived from their subsidiaries' respective products and services, organized into the following groups:

     Internet Consumer Services Group
     --------------------------------

     Revenue From                  Operating Subsidiary     Product/Service
     ------------                  --------------------     ---------------
     Online Education              OIA                      Investors Toolbox
     Off line Education            OIA                      Live Workshops, Home Study
     E-Commerce Sales              Momentum Internet        Asia4sale.com
     Online Financial Services     Momentum Internet/       Swiftrade

     This is the Company's largest revenue producing group. It constitutes 81% of net revenues for the six months ended June 30, 1999. Education and training constitute the major portion of the Company's current business. Front-end revenues are generated from memberships, subscriptions, attendance fees for live workshops in major cities worldwide; and sales of Internet, audio, and video home-study programs. At the same time, OIA helps build loyalty for, and cross promotes other Internet Consumer Services offered by the Company. The Company's online financial services portal, Swiftrade, generates front-end revenue from referral fees per trading account; but projects substantially higher future revenues from backend fees from transactions (orders), and profit sharing agreements with its broker/dealer partners on various stock exchanges. Asia4sale will generate front-end revenue from sales of regional e-commerce franchises, while building a substantial free retail franchise structure to serve as the distribution base for the products and services offered by the Asia4sale "store."

     Internet Media Sales
     --------------------


                                   Primary
     Revenue From                  Operating Subsidiary     Product/Service
     ------------                  --------------------     ---------------
     Advertising on Websites       Momentum Internet        All Websites
     Banner Advertising            Momentum Internet        PINmail/MediaHits
     E-Mail List Rental            Momentum Internet        All Websites
     Online Marketing              Momentum Internet        All Websites

     The company generates flat fees and fees per impression, visit, click-through, or sign up for online advertisers of all types. Impressions are generated by high traffic to the Company's websites, swiftrade.com, a portal for stock trading in the USA, Hong Kong and the UK; mfinance.com, allows some 10,000 registered subscribers to access certain Asian business and financial news fed by AFX-Asia a joint venture with France Presse and the "Financial Times" of London; searchdragon.com, an Asia business directory listing more than 5,000 Asian business websites; mediahits.com, an advertising banner network, and by a large volume of banners placed on those PINmail pages used by the general public. It constitutes 11% of net revenues for the six months ended June 30, 1999.

     Internet Support Services
     -------------------------

                                   Primary
     Revenue From                  Operating Subsidiary     Product/Service
     ------------                  --------------------     ---------------
     E-Mail Customer Service       Momentum Asia            ServiceLive
     Telephone Customer Service    Momentum Asia            ServiceLive
     Database Management           Momentum Asia            ServiceLive/
                                                            Momentum Direct

     The support services furnished by this group include responding to e-mail and telephone inquiries via return e-mail and telephone. Those inquiries typically include questions regarding; trading accounts, password information, billing and technical questions for PINmail accounts, MediaHits, Mfinance subscribers and AsiaForSale stores. This group also responds to inquiries for banner advertising and co-branded websites. Working from internet databases, where customer information is stored, the customer service personnel are trained to answer frequently asked questions regarding opening new accounts. Future revenue will be derived from monthly fees paid by non-related customers. The support services are being offered to webmasters of other websites, which are currently being serviced from high-cost areas of the world. The Company has space for substantial expansion, operates out of a very low-cost region, and is negotiating with several potentially large users of the service, including E*Trade Group, GE Capital, and Asia Pre-Press Technologies, a US-based company.

The proposal for E*Trade Group has been submitted to the Vice President of Service Quality. According to E*Trade management, the proposal is temporarily on hold until they reach capacity in their new customer service facility in Atlanta. The proposal for GE Capital is in process, and responses are being prepared to numerous questions regarding the Company's ability to handle their back office and technical support requirements. There is a verbal agreement in place with Asia Pre-Press Technologies to e-mail customer service and database encoding services. APPT has numerous U.S.-based customers. Quantifiable cost savings can be achieved by client users of ServiceLive, at the same time allowing the Company to generate positive cash flow due to its established low cost base. It makes up 5% of net revenues for the six months ended June 30, 1999.

     Printing and Direct Mail
     ------------------------

                                   Primary
     Revenue From                  Operating Subsidiary     Product/Service
     ------------                  --------------------     ---------------
     List Rental                   Momentum Asia            Momentum Direct
     Design/layout                 Momentum Asia            Momentum Direct
     Printing                      Momentum Asia            Momentum Direct
     Lettershop                    Momentum Asia            Momentum Direct

     The wholly-owned subsidiary Momentum Asia has a substantial base of clients, for which it provides printing and direct mail services. Momentum Direct, a newly formed division of Momentum Asia is actively marketing these services to large multi-national corporations. This division is profitable, and will continue to grow by the addition of new clients and makes up 3% of net revenues for the six months ended June 30, 1999.

     Internet Investment Ventures
     ----------------------------

     This group is managed through the Company and its subsidiary Momentum Asia, and has a portfolio of holdings in public and private companies, held as Marketable Securities and Investments Held to Maturity, depending on the Company's strategy at the time of acquisition. This group continues to aggressively pursue further investments in startup Internet related companies with solid management and realistic business plans. Both short-term and long-term gains are available from this group.

     Summary:
     --------

     The Company is currently increasing its front-end sales revenues from non-Internet related operations and cash gains on sales of investments. It is anticipated that sales from these areas will continue to increase substantially in the next two years. However, the Company's business plan projects backend revenue in the form of commissions, transaction fees, and profit sharing from its Internet Consumer Services Group (e-commerce and online financial services) will outgrow and exceed front-end revenue within the next two years.

The Company's Subsidiaries and the Nature of Products and Services Offered
--------------------------------------------------------------------------

     "OIA" provides in-depth consumer training in the optimum use of Internet investment and financial management tools and services via workshops, home study, and online subscriptions OIA recently expanded into the International marketplace. In addition, OIA currently has a working relationship with Optioninvestor.com and Telescan. OIA and its data providers have formed "Investors Toolbox" (www.investorstoolbox.com), a proprietary website for its subscribers and members for ongoing investment analysis.

     Optioninvestor.com is an online investment newsletter purchased at wholesale to provide to OIA subscribers. Telescan is a financial and investment news and data provider. OIA procures Telscan's services and custom tailors the data to OIA's needs.

     "Momentum Internet", either publishes its own online publications or enters into Joint Venture agreements with strategic partners, who have positive cash flow, and will provide marketing and operating synergy with Momentum Internet in their targeted markets. The company then develops, hosts, manages and promotes its own websites. Most sales are in U.S. Dollars, and the Asian economic crisis has had a positive impact on operations due to favorable exchange rates and lower facility costs. Momentum Internet manages all online activities for its clients, including Barclays International Funds Asia from its Manila and Hong Kong main offices. Following is Momentum Internet's mix of products and services:

     SWIFTRADE (www.swiftrade.com) is an online trading and financial services portal, which provides Internet access for retail and institutional users to international electronic stock trading. Currently, the Swiftrade site is utilized in a joint venture with West America Securities Corporation, a fully registered broker dealer located in the United States, which provides users direct electronic access to trading of stocks, options, mutual funds and other financial instruments available on U.S. markets and exchanges. West America Securities has agreed to pay Swiftrade, (a wholly-owned subsidiary of Momentum Internet, incorporated under the laws of the British Virgin Islands) referral fees for each new account. It is the first online trading system designed specifically for, and targeted at, overseas investors trading in the U.S. stock markets. Trades are cleared through West America Securities and its clearing agent, Emmett A. Larkin, Inc.

     Swiftrade plans to facilitate online trading from a single Internet portal on several of the world's largest stock markets, including London, Hong Kong Sydney, Singapore, and Frankfurt in 1999, with others to be added in the future. The Company, through its subsidiaries, earns a $40.00 account fee for each account referred from its website exposure to West America Securities. This fee includes the cost of new account customer service via e-mail, which is provided by the Company's Internet Support Group. In addition to the joint venture with West America Securities for the U.S. markets, Momentum Internet has entered into strategic partnership agreements in the brokerage industries in Hong Kong and London. Swiftrade's proprietary software, developed by Momentum Internet for the purpose of linking Swiftrade users with stock exchanges in London and Hong Kong, provides a direct link to the floor of these and other non-U.S. Stock Exchanges. Swiftrade utilizes a news and data feed from Reuters Hong Kong Limited ("Reuters HK") which, through links with the Company's proprietary software, allows the Company to provide instantaneous online links between the real-time data feed provided by Reuters, the orders place by users, and the brokerage trading desk. The software, complete with live feeds from the exchange floors, , ensures accurate trade execution, instant confirmation of trades and accurate balances and positions. Momentum Internet receives transaction (order) fees from its partner brokerages in London and Hong Kong.

     Neither the Company or any of its subsidiaries is directly involved in the brokerage business, or owns or operates an "online brokerage." The Company is in the business of web site creation, management and introduction. The Company introduces the web site to the general public using a variety of methods, including some of its own high traffic Internet technology.

     Swiftrade can represent more than one broker in each market and be readily positioned in any other market where the Company sees growth opportunities. Minimal spending is required for advertising and infrastructure that brokerage house typically must spend to maintain market share. Swiftrade shares in transaction fees without the burden of increasing costs.

     "PINMAIL" (www.pinmail.com) gives all websites the ability to offer web-based e-mail from their pages, as do major sites like Netscape and Yahoo!. PINmail also provides customized corporate versions and premium e-mail accounts for individuals.

     "PINmail for Webmasters" is the free system for those who wish to add e-mail service to their own website This service is completely free to webmasters and users. Webmasters can add this service to any website by simply downloading some HTML code and pasting it onto their pages.

     "PINmail for Corporations", is a completely customized system using corporate logos and colors. The Company's software interface is custom designed to suit the clients' needs. This tailored corporate account will then operate with any client's unique domain name. There is no setup charge for this service. However, a monthly, tiered rate is charged for the number of e-mail users registered for the service at the end of each month.

     "PINmail for Individuals" is a premium version for business travelers and others who need their e-mail in a single easily managed location. A small annual fee is charged, and users of the premium service enjoy three PINmail addresses, auto-forwarding to other e-mail accounts, and an auto-responder, which can be set to answer messages when the user is offline.

     "MFINANCE" (www.mfinance.com) is an online financial publication providing comprehensive data on US, Asian, and European stock markets, plus additional finance and investment information for individual investors in Europe and Asia. MFinance is continually being upgraded, and additional news feeds and stock data from Reuters On-Line S.A. ("Reuters Online") will enhance the site's position as a world-class resource for financial and investment information. Revenue comes from subscriptions to a premium service and advertising. Regular advertisers include Barclays International Funds Asia and the Far Eastern Economic Review.

     "SEARCH DRAGON" (www.searchdragon.com), an online business directory and search engine, is a popular destination for those looking for information on the Asian region. The website now covers Hong Kong, Indonesia, Macau, Malaysia, the Philippines, Singapore, Taiwan and Thailand. The Company's proprietary software allows webmasters of business related sites to submit their own listings and update them whenever necessary. SearchDragon is essentially a marketing tool for Swiftrade banner advertisements, and not an independent revenue generator.

     All websites are hosted on dedicated high-speed servers in Los Angeles, California, directly connected to the Internet backbone with 24-hour technical support.

     "Momentum Asia" is a second subsidiary which provides a wide range of compatible graphic design, copy writing, printing, database management, and e-mail customer service operations. Through its service known as ServiceLive, this subsidiary, provides compatible e-mail response service and database management for the high-traffic websites and services managed by Momentum Internet and other subsidiaries of the Company.

     A Partial List of Momentum Asia's International Customer Base Includes:

     Federal Express  (United States)
     Enron Power (United States)
     Neo-Art, Inc. (Netherlands)
     IDESS Maritime Training Schools (Norway)
     Ritchie Brothers Auctioneers, Ltd. (Canada)
     Metroplex Casinos (Malaysia)
     The Philippine Government (Philippines)
     Subic Telecommunications Co., Inc. (Philippines)
     (A joint venture between AT&T (U.S.). and PLDT (Philippines)

     None of these customers except Neo-Art is expected to contribute more than $50,000.00 per year to Momentum Asia. Neo-Art is expected to contribute approximately $75,000.00 to gross revenues in printing and design fees.

     "Asia4sale" is a wholly-owned subsidiary of the Company which is a three-part e-commerce facility serving the global market:

     1. Part 1 provides Home Shopping, so online shoppers anywhere in the world will be able to order goods direct from manufacturers in Asia, and have these purchases delivered direct to their door. The Company's revenue from this service is derived from the difference between the wholesale price paid to suppliers and retail prices paid by the buyers.

     2. Part 2 provides Business-To-Business Barter. To provide a truly professional service Asia4sale.com has acquired the assets of Pacific Barter Ltd., a company specializing in barter in Asia. The Company's revenue from this service is derived from commissions from the parties involved in the barter transaction.

     3. Part 3 provides Industrial Auctions. Businesses, dealers or individuals all over the world will be able to buy or sell heavy equipment, vehicles, machinery, stock lots, etc. in the Asian region, through online auctions. The Company's revenue from this service is derived from commissions from sales on the internet, as well as the spread between the purchase costs and selling prices of equipment owned by Asia4Sale. Additionally, revenue is derived from a 10% equity position in Auctioneers Asia International, a Philippines-based equipment auction company.

     "BestWay Beverages" also a wholly-owned subsidiary is currently inactive. However, it still holds the exclusive distribution franchise in the USA, Canada and Mexico for a patented in-store beverage bottling center manufactured by BEVEX, Inc. BestWay Beverages consists of what was formerly the core business of BestWay USA before the recapitalization of Momentum Internet and Momentum Asia.

                                 TARGET MARKETS
                                 --------------

     Internet-based business is perhaps the most dynamic industry the world has ever seen. It is rapidly becoming the primary worldwide medium for data exchange, commerce, education and news. Moreover, the Company believes the international growth rate of both business and individual Internet users will increase dramatically over the next five years.

     As the number of Internet users rapidly increases over the next few years, the Company intends to continue developing investment and finance management products, services and technologies, which will effectively fulfill the information, commerce and education needs of these users to maximize their beneficial use of all the features the Internet has to offer.

     The Company has selected three categories of international, Internet-based business as their primary target market(s).

     1. International online stock trading and investment services with unique educational capabilities and ongoing investor support services.

     The Company believes there are several primary factors, which attract Internet users to online investing. These include: ease of use, low transaction fees, real-time, comprehensive information and a self-service environment.

     OIA, a pioneer in financial/investment training for consumers in the US market, is already moving into key international markets as well. As the popularity of online trading grows, the demand for OIA's products and services is expected to grow accordingly.

     Swiftrade, an online trading service, facilitates international online trading. The Company expects Swiftrade to become an international online trading network in the future.

     The synergy between OIA and Swiftrade effectively positions the Company to capitalize on the stock trading and investment services market. The Company believes the Internet will continue to attract additional online investors, especially as those investors who have completed the OIA training program realize that effectively self-managing their investment portfolio is made possible by following the guidelines developed by OIA.

     As stock exchanges around the world move to the Internet, the Company expects to continually strengthen its competitive position in the international marketplace, and to be on the ground floor to service these markets.

     2. E-commerce to facilitate the purchase and/or sale of goods and services between and/or among businesses and individuals throughout the Pacific Rim.

     The Company believes e-commerce will probably become the major vehicle for the sale and/or barter of goods and services on an international basis. Accordingly, the Company and its subsidiaries have developed products and services like SearchDragon, Mfinance and the e-commerce based Asia4Sale. The ability to effectively market these products and services will be enhanced by the increasing bandwidth capabilities and reduced transmission times, which are becoming more readily available for the Internet on an international level. The increasing use of, DSL lines and low-orbiting satellite direct digital communications, are significantly increasing the megabits per second, which can be transmitted, considerably beyond the capacity of standard telephone and ISDN lines. According to Pacific Bell, data transfers on a DSL line are up to 50 times faster than a 28.8 modem connection, and 16 or more kb/sec. faster than an ISDN line. Further, because the potential market is so large, the Company believes it could establish and maintain a profitable operation from a relatively small percentage of that market.

     Emerging global procurement will require international vendor expertise to create and manage complex electronic supply chains composed of thousands of manufacturers, distributors, forwarders and buyers located throughout the world. The overlap between e-commerce in the Pacific Rim and e-commerce in the USA is substantial. American companies continually outsource many labor-intensive manufacturing processes in this region.

     The Company believes the business futures of the two regions are inextricably linked. In various conversations with clients and/or potential clients in the Pacific Rim, those clients have identified the effective use of the Internet as a primary key to restoring their international competitive position. Moreover, it appears their expenditures on Internet services are rising at a pace that outstrips even that of the US.

     The Company's e-commerce products and services provide:

     o A worldwide shopping service, which offers a wide variety of Asian-made products to wholesalers, retailers, and franchise storefronts, which can be owned and managed by anyone, anywhere, with a computer and an Internet connection

     o Auction and barter sites aimed specifically at the rapidly growing Pacific Rim business-to-business market.

     The Company believes Internet-based business in the Pacific Rim is going to expand rapidly. Moreover, long-term links will be established with global procurement networks over the next five years. The products and services the Company has developed thus far, along with other products and services currently in the planning stage, should give the Company a strong presence early on in this fast-growing area of e-commerce.

     3. Web-based and non web-based marketing development and support services for Internet-oriented companies, who do not have the wherewithal internally for the development of same.

     Every day, an increasing number of businesses around the world are expanding their marketing and sales activities into cyberspace. In order to do so, many of these companies have had to retain the services of specialists in website development and management.

     As more and more companies utilize the Internet for global marketing, the demand for Internet-based marketing, customer service and sales support systems is increasing. This seems to be particularly true in the Pacific Rim, where use of the Internet is growing rapidly. The Company intends to establish itself on the ground floor of this rapidly growing market niche.

     The Company is currently developing a mix of web marketing and compatible support services for this niche. Because this subsidiary is in the Philippines, they are able to provide services, which are equivalent to US-based competitors, at much lower prices.

     This subsidiary has had ongoing operations in the Pacific Rim for several years now. As a result, they have specific knowledge regarding the prevailing business principles and practices in this region of the world. The company believes this business experience, along with the contact network, which has already been developed, gives the Company a potential advantage over many US-based companies who have little or no experience doing business in the Pacific Rim. The Company expects this to be a beneficial leverage point in establishing a presence in this niche market.

     There is a challenge for the Company in effectively identifying and positioning the Company in the most beneficial markets and/or market segments at the optimum time. The Company expects to meet this challenge through aggressive marketing, supported by equally aggressive ongoing media and investor relations programs. The Company has active programs in place to continually increase the awareness of the Company in both the financial/investment community and the marketplace they serve.

                                 Marketing Plan

     The Company's marketing plan is a combination of vertical integration and cross-pollination. It is intended to build exposure and market share while maintaining profitable operations. This differs from some Internet-based companies who have focused significant effort on establishing a customer base, but given minimal thought to ensuring return on investment.

     While this latter approach generates a considerable amount of web traffic, it does not necessarily contribute significant revenues. The Company's plan emphasizes both aggressive pursuit of a user base and market share, along with the marketing of value added products to this user base.

     The ongoing successful implementation of the marketing plan presents some continuing challenges, not the least of which is effectively presenting the Company's products and services, so the potential customer perceives them as the clear value-added choice among the alternative products and services in the marketplace. Since it is a crowded marketplace, the Company expends a considerable amount of time and effort focusing their marketing message on those significant points of differentiation the Company's products and services provide over the competitors products and services.

     Another challenge in this arena is keeping the marketing message and materials up to date in one of the most dynamic markets, which has ever existed. The Company expects to accomplish this by utilizing the services of certain consultants, who are specialists and forward looking in the Internet arena, so the Company has constantly updated, current knowledge of regarding what is going on in the marketplace they serve. The company clearly recognizes the importance of being the first to introduce a new beneficial product or service to the marketplace.

     The Marketing Plan includes three levels of marketing activity:

     LEVEL 1.
     --------

     The first level follows the traditional Internet paradigms, wherein several of the Company's products include free services to attract the largest possible number of users. PINmail which receives approximately 83,500 impressions per month Media Hits receives approximately 250,000 impressions per month, are the major products in this category. Search Dragon and Mfinance are expected to attract a lesser numbers of users.

     LEVEL 2.
     --------

     The second level includes two categories:

     (1) Those products and services marketed primarily to individuals, which include the online and offline financial services education capabilities of OIA, the online trading capability of Swiftrade, and the Asia4Sale e-commerce operation. Asia4sale is promoted to both potential customers and potential operators of franchised stores. Asia4sale and Swiftrade are expected to be low-cost operations with good contributions to margin.

     (2) Those products and services marketed primarily to businesses, which include the database management, direct mail, and telephone e-mail customer service products offered by the Company's ServiceLive and Momentum Direct Internet support. The relatively low facility and labor costs in the Company's Asian operations allows the Company to offer these products and services at very competitive prices and generate targeted margins.

     LEVEL 3.
     --------

     The third level includes backend revenues generated by commissions, fees and profit sharing agreements. These revenues, which are generated automatically as services are used, increase in proportion with the use of services provided. This requires minimal additional overhead spending or monitoring.

     The same direct marketing capacity the Company offers to contract customers is used to promote the Company's frontline revenue generators. Impressions on the high-traffic free sites are recorded and classified in a tailored database, which is in itself a valuable asset. The sales force then selectively and directly promotes the appropriate services to each category of net user. While the Company's revenue-earning services also use the more traditional marketing methods employed by their competitors, the large base of potential customers developed by the Company's high-traffic sites should provide a leverage point over competition.

     The Company's marketing plan also relies heavily on cross-pollination at every level of the vertical integration program. The Company's products and services are clustered into compatible groups, each of which will be served by a single web portal. For example, a Swiftrade customer will immediately be exposed to the compatible services offered by OIA. The two are combined with an advanced Reuters news/data feed in the Company's Stock Trading & Finance Portal. Swiftrade and other services will in turn be promoted at OIA seminars and in OIA marketing materials.

     OIA video-based home-study programs, which cost $1,995.00 and live 2-day workshops, which cost $2,995.00 if the attendee registers at the live preview, or $3,995.00 if the participant registers after the fact, are promoted both online and through a traditional multistage marketing program. The multistage marketing program includes direct mail, radio, television, newspaper, free "Introduction to Online Investing seminars" via the internet, and word-of-mouth incentives wherein prior seminar attendees are allowed to attend a refresher workshop at no charge, or extend their subscription to www.investorstoolbox.com for six months at no charge if they induce some other party to register for an OIA workshop. This incentive is a $495.00 value. Television commercials are used to advertise OIA's free online trading seminars, and attract both two-day workshop attendees and home study candidates. OIA's brochures and audio tapes are used to build further interest and customer loyalty. The two-day workshops are OIA's principal revenue generator.

     Those introduction seminar attendees, who do not elect to attend the two-day training workshops, are candidates for video-based educational materials. OIA is well positioned to continue providing both financial/investment education and services, while developing a growing customer base for itself, Swiftrade and other compatible products and services.

     Individuals and businesses interested in doing business in the Pacific Rim will be drawn to the Pacific Rim business portal at Dragonasia.com, where they will find the Search Dragon search engine, the Dragon Warehouse Store, Mfinance and Asian-specific co-branded editions of OIA and Swiftrade.

     The Company's web marketing and support services are grouped under the Logistical Internet Media Essentials (www.limesystems.com) site. These include a variety of services aimed at businesses developing a web presence and a compatible sales support system. Included are the PINmail free e-mail service, the MediaHits advertising banner network, business Internet showrooms (in cooperation with Asia4Sale), and the database management, direct mail, and telephone and e-mail customer service products offered by the Company's ServiceLive and Momentum Direct Internet support services. Any customer who is drawn to one service will be immediately presented with a wide range of compatible services, with interconnections to the other portals.

     This cross-pollination will be initiated by grouped exposure of compatible products. It will also be aggressively promoted via the same direct marketing system used to facilitate the vertical integration program. At every step of the process, tailored databases will be maintained. Also, the sales staff will select and present services which are likely to add customer value at competitive prices.

     The combination of vertical integration, diversification, and cross-pollination places the Company in a unique position among web companies. It provides a broad enough base to withstand competition, a mechanism by which the growth of any one component can be quickly capitalized upon by others and the capacity to rapidly and flexibly adapt to changing market conditions. By presenting customers with compatible packages of useful, value-oriented goods and services, the Company enhances its own revenue-generating capabilities.

     (2) Distribution methods of the products or services.

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals. Strategic Alliances

     The Company will continue to seek high-profile, interrelated companies as strategic business partners to enter new markets or territories. On August 18, 1999, the Company's subsidiary OIA entered into an agreement with "investorweb.com" of Melbourne, Australia, to be represented by Investor Web under its license with the Australia Securities and Investment Commission, and incorporate investorweb's financial website into OIA's workshops in Australia. Investorweb.com has the requisite license for an Internet-based financial services provider in Australia. This allows OIA to legally conduct business in Australia.

     (3) Status of any publicly announced new product or services.

     As of the date of this registration statement, all new products and services discussed herein have been launched.

     Acquisition of Momentum Internet and Momentum Asia - On October 28, 1998 the Company announced the completion of its first two acquisitions, the acquisition of Momentum Internet a diversified Internet services firm and Momentum Asia, a provider of graphic design, prepress, printing, database management and direct mail services in the Philippines.

     Swiftrade - On February 2, 1999, the Company announced that its subsidiary, Momentum Internet Incorporated, launched their "Plus and Play" online trading software, a program designed to allow brokerage houses around the world to offer secure online stock trading. The program was developed to work in almost any market with brokerage firms through their own websites and under their own brand names, or through the Swiftrade website operated by Momentum Internet. The program has been contracted for use by brokerages in Hong Kong and the U.K.

     Opening of Manila Office - On February 25, 1999, Momentum Internet announced that it opened a new Internet development facility in Manila, Philippines, in order to access a large pool of local, well educated, technically skilled design and marketing talent. The focus of the Manila office is the development of Internet platforms for global online stock treading, web-based e-mail applications, online auction and barter software and international financial news delivery systems.

     Acquisition of Asia4sale and launch of Asian e-Commerce Portal - On March 24, 1999, the Company announced the launch of an Asian oriented e-commerce portal Asia4sale, through the acquisition of Asia4sale.com, Ltd. Asia4sale is a three-part e-commerce facility which caters to the global market offering home shopping, industrial auctions and business barter.

     Intention to Offer Free E-Mail to all Websites - On March 29, 1999, the Company announced that it plans to provide an e-mail service free to every website on the Internet. The new system is based on the Company's existing e-mail program, PINmail, which is offered through its subsidiary Momentum Internet. The new PINmail service is intended to give all websites the ability to offer web-based e-mail, from their pages, in the same manner as major sites like Netscape and Yahoo!, free of charge to webmasters and users.

     ServiceLive.com - On April 1, 1999, the Company announced the launch of its new Internet customer service program, ServiceLive, a 24-hour e-mail and telephone response center, developed by the Company in the Philippines. The service is being offered on a contract basis to Internet companies worldwide.

     Acquisition of Online Investors Advantage Inc. - On April 8, 1999, the Company announced the acquisition of Online Investors Advantage, Inc., a Utah based company ("OIA") specializing in online stock trading education and training. OIA teaches investors who wish to trade securities by computer, how to access and use the tools available on the Internet for optimum investing results.

     Approval by London Stock Exchange of Swiftrade - On April 14, 1999, the Company announced that the London Stock Exchange gave approval for its live stock price feed to be made available through the Company's online trading system, Swiftrade.

     Investors Toolbox - On May 27, 1999, the Company announced that its subsidiary, OIA launched a comprehensive financial website, developed by Telescan, Inc., for the exclusive use of OIA's students and graduates. Investors Toolbox offers an in-depth range of financial information and tools which are available on the web and was created by Telescan for the exclusive use of individuals who complete OIA's workshops.

     Agreement with First Ecom and Bank of Bermuda - On July 23, 1999, Asia4sale, a subsidiary of the Company announced that it reached an agreement with First Ecom to handle its multi-currency credit card web processing. First Ecom operating under a license from the Bank of Bermuda will be able to process MasterCard and Visa Card payments for the purchase of goods and services in a variety of major currencies.

     Global Launch of Online Investing Education Seminars - On July 29, 1999 the Company announced that OIA, was launching its Online investing seminars and workshops in Australia and New Zealand. OIA held workshops in Melbourne and Sydney, Australia, in August and in Auckland and Wellington, New Zealand, in August and September 1999.

     Free E-mail Service for All Websites Available - On August 11, 1999, the Company announced that Momentum Internet launched its new service which will provide free e-mail to webmaster and users. This new service will give websites the ability to offer web-based e-mail from their web pages. In return for the free service each website will carry banner ads on the e-mail pages, which will be hosted and controlled from the Company's recently upgraded servers in California.

     Receipt of Purchase Bid for Asia4Sale - On August 31, 1999, the Company announced that it had received and is considering a proposal for the purchase of Asia4sale.com, a subsidiary of the Company. In December 1999, Asia4sale was sold to Internet Ventures Ltd. (IVL) for $5,000,000 cash and 300,000 shares of IVL.

     (4) Competitive business conditions and the Company's competitive position in the industry and methods of competition.

     There are hundreds of thousands of companies that are engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in these endeavors; however, the Company will no doubt, be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources, and have operating histories when compared with the lack of substantive operations.

     (5) Sources and availability of raw materials and names of principal suppliers.

     The Company does not utilize any specialized raw materials. All necessary required materials, if any, are readily available. The Company is not aware of any existing or future problem that will materially affect the source and availability of any materials which would be required by the Company.

     (6) Dependence on one or a few major customers.

     The Company believes that the diversity of the products and services offered alleviates the dependence on any customer. Through the widespread use of the Company's and its subsidiaries' products and services, in multimedia, electronic commerce, publishing, Internet and other developing industries, the Company will develop a wide base of customers. However, one customer, Portfolio Oil & Gas accounted for approximately 26% of the Company's revenues for the year ended December 31, 1998. Another customer, Torquay Associates, Ltd., accounted for approximately 24% of the Company's net sales in 1998. No customer is 1999 accounts for more than 10% of the net sales. Both of these customers purchased graphic design, writing, database management, direct marketing and e-mail customer services from the Company

     (7)  Patents,  trademarks,   license,  franchises,   concessions,   royalty
agreements or labor contracts.

                       PATENTS, COPYRIGHTS AND TRADEMARKS
                       -----------------------------------

     Neither the Company nor any of its subsidiaries presently holds any patents, copyrights or trademarks for their products or services offered or the names under which they operate. However, the Company and its subsidiaries are currently in the process of seeking copyright and trademark protection of its trade names and website addresses.

                         LICENSES AND ROYALTY AGREEMENTS
                        --------------------------------

     The Company has entered into license and royalty agreements with the following entities:

     On April 18, 1997 the Company, as the assignee, entered into an Assignment of License Agreement with Katori Consultants, Ltd., a British Virgin Island, as the assignor, under which Katori assigned all of its rights and interest in the License Agreement dated April 17, 1997, between Katori and FFI (now known as

Bevex, Inc.). Bevex is the developer and manufacturer of a patented in-store, self service pressure fill, mini bottling unit (the "Beverage Center"). Pursuant to the terms of the License, the Company obtained the rights to be Bevex's distributor for the Beverage Centers and optional equipment associated with the Beverage Centers on an exclusive basis in the United States. These rights include the placement, service, repair, marketing and promotion of the Beverage Centers. Copies of the License Agreement between Katori and Bevex and the Assignment of License Agreement between Katori and the Company are attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

                                OTHER AGREEMENTS
                                ----------------

     The Company has entered into the following agreements:

     On March 29,  1999,  Asia4sale  entered  into an  agreement  with Hong Kong
Telecom IMS (now known as Cable & Wireless HKT ("HKT"). HKT provided, in consideration of a payment by Asia4Sale to HKT of the sum of HK$34,200 (approximately US$4,685), a basic program to enable Asia4Sale to recruit store owners and provide its members with virtual storefronts and unique URL addresses. This basic program has since been enhanced by programmers from Momentum Internet. HKT will promote the on-line shopping to subscribers of the their Netvigator service. Netvigator is the Internet portal operated by HKT. Under the terms of the agreement Asia4Sale will pay HKT a commission of three percent (3 %) of all sales made by Netvigator subscribers. A copy of the agreement with HKT is attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     On April 1, 1999, Momentum Internet entered into a Consulting Agreement with Hays Business Systems ("Hays") under which Hays will provide all administrative, promotional and technical support as required for Momentum Internet to carry on its Internet publishing and marketing operations, including, but not limited to, the assistance in the Internet publishing and marketing of Momentum Internet's products Swiftrade, Mfinance, PINmail, MediaHits, Search Dragon and such others as developed by Momentum Internet from time to time. Momentum Internet shall pay Hays a monthly service fee US$2,000 per month from April 1, 1999, forward unless the agreement is terminated by either party on one-month written notice. A copy of the Agreement with Hays is attached hereto and incorporated herein by this reference. See Exhibit Index,
Part III.

     On April 22, 1999, Momentum Internet entered into a Reuters Investor Distribution Agreement with Reuters On-Line S.A. ("Reuters On-line") of Geneva, Switzerland, under which Momentum Internet would have access to the Reuters Investor Service, which includes without limitation, certain news, information, database, stock and securities market information and general company, political sports and market information compiled and developed by Reuters Online. Momentum Internet's information service users and subscribers to its various sites (i.e. Swiftrade, etc.) would have the right to access and view such content. Under the terms of the agreement, Momentum Internet shall pay access fees equal to US$9.60 per Access ID (i.e. User or Subscriber of Momentum Internet who accesses the site), with a minimum month payment of US$9,000 per calendar month. In additional Momentum Internet shall pay a start up charge of HK$14,000 (i.e. approximately US$1,900). A copy of the Reuters Investor Distribution Agreement is attached hereto and incorporated herein by this reference. See Exhibit Index,
Part III.

     On May 1, 1997, Momentum Asia entered into a Loan Agreement with Touchstone Transport Services, Inc., a Philippines corporation under which Momentum Asia made a loan of US$250,000) to Touchstone. Said loan is secured by a Real Estate Mortgage against certain real property located in the City of Olongapo, Philippines. The loan accrues interest of five percent (5.0%) per annum payable at the end of each year. The loan has a maturity date of five (5) years from the date of the loan. After the first anniversary date of the loan, the principal of the loan or fifty percent (50%) of the appraised value of the property which is the security for said loan shall be due and payable on demand. Based on this demand provision and the value of the property securing said loan Momentum Asia determined that the loan was a good use of the cash resources of Momentum Asia. On August 20, 1999, Momentum Asia agreed to extend the loan repayment date by an additional ten years, and consented to the real estate being leased to an outside developer. The borrower agreed to pay Momentum Asia, US$75,000 for the extension and consent by September 30, 1999. Copies of the Loan Agreement and Real Estate Mortgage are attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     On May 3, 1999, Momentum Internet entered into a Market Datafeed Service Agreement with Stock Exchange Information Services Limited ("SEIS"), a wholly-owned subsidiary of the Stock Exchange of Hong Kong Limited, under which SEIS granted to Momentum Internet a non-exclusive license to use stock information compiled by The Stock Exchange of Hong Kong or SEIS, through Reuters Hong Kong Limited ("Reuters HK") for the onward transmission of said information to subscribers of Momentum Internet's information services. Under the terms of the agreement, Momentum Internet shall pay a standard minimum subscriber fee of no less than HK$6,000 (i.e. approximately US$820) per month, along with an annual port Fee of no less than HK$24,000 (i.e. approximately US$3,280). Momentum Internet has paid a deposit to SEIS in the amount of HK$200,000 (approx US$25,870). A copy of the Market Datafeed Service Agreement is attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     On May 18, 1999, Momentum Internet entered into an Agreement with Options Direct (Europe), a stock broker duly licensed under the laws of England, under which Momentum Internet would provide Internet connectivity, technical support, design and construction of Option's Direct web pages to be hosted on Momentum Internet's Swiftrade websites. Momentum Internet will also host Option's Direct trading and portfolio management software on Swiftrade's website. The term of this agreement is for a period of five (5) years. As compensation for the services to be provided by Momentum Internet, Options Direct agrees to pay 15% of the gross commissions earned by Options Direct arising directly or indirectly from the utilization of the services developed by Momentum Internet for Options Direct for the first 50 trades per trading day, and 25% of the gross commissions earned by Options Direct on trades over 50 per day. A copy of the Agreement with Options Direct is attached hereto and incorporated herein by this reference. See
Exhibit Index, Part III.

     On June 25, 1999,  Asia4sale  entered  into an Agreement  with Karrex (Hong
Kong) Ltd., a Hong Kong corporation in the business of sales of Music CDs, worldwide, exclusive of North America. Under the terms of the agreement Karrex will supply music products to Asia4sale for the sale and distribution of said goods through its e-commerce interactive website. A copy of the Agreement with Karrex is attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     On June 29, 1999 Momentum Internet entered into an Agreement with United Mok Ying Kie Limited ("UMYK"), a broker and registered dealer in Hong Kong, under which Momentum Internet would provide Internet technical support, design and construction of UMYK's web pages on Momentum Internet's Swiftrade websites, as well as the hosting of UMYK's web pages on the Internet. The term of this agreement is for a period of five (5) years. As compensation for the services to be provided by Momentum Internet, UMYK agrees to pay 40% of the gross commissions earned by UMYK arising directly or indirectly from the utilization of the services developed by Momentum Internet for UMYK. A copy of the Agreement with United Mok Ying Kie Limited is attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     On June 30, 1998, Momentum Asia entered into a Subscribers Agreement with Torquay Associates Ltd., a direct marketing consulting firm with offices in Hong Kong, Thailand and the U.K., under which Momentum Asia will provide 540 square meters of office space, along with furniture, equipment, computer network, database software, telecommunications, Internet service, mailing services and employees as required by and for Torquay's business operations. The term of the agreement is for a period from June 30, 1998, through June 30, 2003. Under the terms of this agreement, Torquay shall pay Momentum Asia US$20,000 payable monthly. A copy of the Subscribers Agreement with Torquay Associates Ltd., is attached hereto and incorporated herein by this reference. See Exhibit Index,
Part III.

     On June 30, 1999, Momentum Internet entered into a Services Contract with Reuters Hong Kong Limited ("Reuters HK"), under which Reuters HK will provide stock, futures and commodities information to Momentum Internet for the onward transmission of said information to subscribers of Momentum Internet's information services. A copy of the Reuters Services Contract is attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     On July, 1999, Swiftrade entered into an Online Stock Trading Agreement with WdoT.rade, Inc., a division of West American Securities Corporation ("West America"), a registered broker-dealer and member of the NASD. Under the terms of the agreement Swiftrade will design, host and manage a website for WdoT.rade as an online trading portal to provide international investors with 24-hour direct access to the United States Securities market through West America. WdoT.rade/West America shall pay Swiftrade a referral fee of $40 per account opened through the services and facilities provided by Swiftrade. A copy of the Online Stock Trading Agreement is attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     (8) Need for Government approval.

     With the exception of the requirement that the Company and its subsidiaries be registered or qualified to do business in the States and foreign countries in which they will do business, the products and services provided through use of the Company's technology are not subject to approval of any government regulation.

     (9) Effect of existing or probable governmental regulations on the business.

     The Company has voluntarily filed this Registration Statement on Form 10-SB in order to register its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     As a result of the effectiveness of its Registration Statement on Form 10-SB, the Company shall be subject to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "1934 Act"), which regulates proxy solicitations.
Section 14(a)  requires all companies  with  securities  registered  pursuant to
Section 12(g) thereof to comply with the rules and regulations of the Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of the Company at a special or annual meeting thereof or pursuant to a written consent will require the Company to provide its stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Commission at least 10 days prior to the date that definitive copies of this information are forwarded to stockholders.

     The Company will also be required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Commission on a regular basis, and will be required to timely disclose certain events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K.

     The Company's Management believes that it is in the Company's best interest to become subject to the periodic reporting requirements as set forth above, in order to provide a mechanism for the disclosure and publication of material information about the Company and its financial condition to its shareholders and the financial community. In the event that the Company's obligation to file periodic reports is suspended under the Securities Exchange Act, it is the intention of the Company to continue to voluntarily file period reports as if so required to do so.

     Management believes that these reporting obligations will increase the Company's annual legal and accounting costs, but it is expected that revenues will be sufficient to meet these costs.

     The Company is not aware of any other governmental regulations now in existence or that may arise in the future that would have an effect on the business of the Company.

     In the recent years Federal and State securities laws, rules and regulations have made the participation in or the conducting of an Initial Public Offering ("IPO") substantially easier for certain small and developmental stage companies, reducing the time constraints previously involved, the legal and accounting costs and the financial periods required to be included in the financial statements. The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No.
34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.


     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc., ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability for the small business issuer to these capital markets and similar laws, rules and regulations that may be adopted in the future may substantially limit the demand for companies like the Company.

     (10) Estimate of the amount spent during each of the last two fiscal years on research and development activities.

     Research and Development ("R&D") costs approximated $73,062 and $33,657 for each of the years 1999 and 1998, respectively. In some cases (as described above), customer contracts require direct payment for specific design of websites. In general, R&D activities will be recovered through the application of a burden rate to all quotes.

     (11) Costs and effects of compliance with environmental laws (Federal, State and Local)

     The Company does not plan to manufacture the products that are derived from the application and use of its technology. The Company does not feel that it is effected by any rules which have been enacted or adopted regulating the discharge of material into the environment. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

     (12) Number of total employees and number of full time employees.

     At the present time the Company and its subsidiaries cumulatively employ a total of 91 persons of which 60 are full time employees. These full time employees include, but are not limited to, D. Scott Elder, Ross, W. Jardine, Allen D. Hardman and Anthony Tobin, who are also officers and directors of the Company.

     RISK FACTORS
     ------------

     Consideration should be given to the risks described below before making an investment decision in the company. The risks and uncertainties described below are not the only ones facing the company and there may be additional risks that are not presently known or are currently deem immaterial. All of these risks may impair business operations.

     Forward Looking Statements. When used in this Registration Statement, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "projected", "intends to" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. Such statements are subject to certain risks and uncertainties, including but not limited to, market conditions, competition, factors affecting the Company's ability to implement its growth strategy, the Company's dependence on future financing, fluctuations in operating results, the Company's ability to sustain levels of growth, diversification of the Company's business, contingent risks, state and federal regulation and licensing requirements, and environmental concerns that could cause the Company's actual results to differ materially from those presently anticipated or projected. Such factors, which are discussed in "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in this Registration Statement. As a result, all parties are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The Company's independent accountants have not examined or compiled the accompanying forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.

     The Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, as well as risk factors particular to the industries in which it will operate, and will include, among other things, those types of risk factors outlined below.

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     RISK OF "PENNY STOCK." The Company's common stock may, at some future time, be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Exchange Act of 1934. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than US$2,000,000 (if the issuer has been in continuous operation for at least three years) or US$5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than US$6,000,000 for the last three years.

     A principal exclusion from the definition of a penny stock is an equity security that has a price of five dollars ($5.00) of more, excluding any broker or dealer commissions, markups or markdowns. As of the date of this Registration Statement the Company's common stock has a price in excess of $5.00 and would not be deemed a penny stock.

     If the Company's Common Stock were deemed a penny stock, section 15(g) and Rule 3a51-1 of the Exchange Act of 1934 would require broker-dealers dealing in the Company's Common Stock to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Rule 15g-9 of the Exchange Act of 1934 Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

     COMPETITION. There are numerous corporations, firms and individuals which are engaged in the type of business activities in which the Company is presently engaged. Many of those entities are more experienced and possess substantially greater financial, technical and personnel resources than the Company or its subsidiaries. Many of the Company's competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company. In addition, many of the Company's competitors offer a wider range of services and financial products than the Company, and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Many of the Company's competitors also have greater name recognition and larger customer bases that could be leveraged, thereby gaining market share from the Company. Such competitors may conduct more extensive promotional activities and offer better terms and lower prices to customers than the Company can. Moreover, certain competitors have established cooperative relationships among themselves or with third parties to enhance their services and products. Accordingly, it is possible that new competitors or alliances among existing competitors may significantly reduce the Company's market share. General financial success within the securities industry over the past several years has strengthened existing competitors. The Company believes that such success will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial and information services and others, as such companies expand their product lines. The current trend toward consolidation in the commercial banking industry could further increase competition in all aspects of our business. While the Company cannot predict the type and extent of competitive services that commercial banks and other financial institutions ultimately may offer, or whether legislative barriers will be modified, the Company may be adversely affected by such competition or legislation. To the extent the Company's competitors are able to attract and retain customers based on the convenience of one-stop shopping, the Company's business or ability to grow could be adversely affected. In many instances, the Company is competing with such organizations for the same customers. In addition, competition among financial services firms exists for experienced technical and other personnel. There can be no assurance that the Company will be able to compete effectively with current or future competitors or that such competition will not have a material adverse effect on the Company's business, financial condition and operating results. While the Company hopes to be competitive with other similar companies, there can be no assurance that such will be the case.

     VOLATILE MARKET FOR COMMON STOCK. The Company's common stock is quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") under the symbol "ZSUN." The market price of the Company's Common Stock has been and is likely to continue to be highly volatile and subject to wide fluctuations due to various factors, many of which may be beyond the Company's control, including: quarterly variations in operating results; announcements of technological innovations or new software, services or products by the Company or its competitors; and changes in financial estimates and recommendations by securities analysts. In addition, there have been large price and volume fluctuations in the stock market which have affected the market prices of securities of many technology and services companies, often unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock. In the past, volatility in the market price of a company's securities has often led to securities class action litigation. Such litigation could result in substantial costs and aversion of the Company's attention and resources, which could have a material adverse effect on the Company's business, financial condition and operating results.

     DEPENDENCE ON KEY EMPLOYEES. Historically, the Company and its subsidiaries have been heavily dependent on the ability of D. Scott Elder, Ross W. Jardine, Anthony Tobin, Eric Montandon, Allen D. Hardman, Scott Harris, David McCoy and Peter Graham Daley, who contribute essential technical and management experience. In the event of future growth in administration, marketing, manufacturing and customer support functions, the Company may have to increase the depth and experience of its management team by adding new members. The Company's success will depend to a large degree upon the active participation of its key officers and employees. Loss of services of any of the current officers and directors could have a significant adverse effect on the operations and prospects of the Company. There can be no assurance that it will be able to employ qualified persons on acceptable terms to replace officers that become unavailable.

     DISCRETIONARY USE OF PROCEEDS. Because of management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a growth oriented company. Although management intends to apply substantially all of the proceeds that it may receive through the issuance of stock or debt to suitable acquisitions. such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any allocation of such proceeds will allow it to achieve its business objectives.

     UNASCERTAINABLE RISKS ASSOCIATED WITH POTENTIAL FUTURE ACQUIRED BUSINESSES. To the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     RISKS ASSOCIATED WITH ACQUISITIONS, STRATEGIC RELATIONSHIPS. The Company may acquire other companies or technologies in the future, and the Company regularly evaluates such opportunities. Acquisitions entail numerous risks, including: difficulties in the assimilation of acquired operations and products; diversion of management's attention from other business concerns; amortization of acquired intangible assets; and potential loss of key employees of acquired companies. The Company has limited experience in assimilating acquired organizations into our operations. No assurance can be given as to the Company's ability to integrate successfully any operations, personnel, services or products that might be acquired in the future. Failure to successfully assimilate acquired organizations could have a material adverse effect on the Company's business, financial condition and operating results. The Company has established a number of strategic relationships with online and Internet service providers and software and information service providers. There can be no assurance that any such relationships will be maintained, or that if they are maintained, they will be successful or profitable. Additionally, the Company may not develop any new such relationships in the future. Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast. The Company believes that period-to-period comparisons of the Company's operating results will not necessarily be meaningful and you should not rely on them as any indication of future performance. The Company's future quarterly operating results may not consistently meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of the Company's Common Stock. Additionally, to the extent that the Company may acquire a business in a highly risky industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     UNCERTAIN STRUCTURE OF FUTURE ACQUISITIONS. Management has had no preliminary contact or discussions regarding, and there are no current plans, proposals or arrangements to acquire any other specific assets, property or business. Accordingly, it is unclear whether such any such acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition.

     CONFLICTS OF INTEREST; RELATED PARTY TRANSACTIONS. Although the Company has not identified any new potential acquisition targets and management does not believe there is any "present potential" for such transactions, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Although there is no formal bylaw, stockholder resolution or agreement authorizing any such transaction, corporate policy does not forbid it and such a transaction may occur if management deems it to be in the best interests of the Company and its stockholders, after consideration of the above referenced factors. A transaction of this nature would present a conflict of interest to those parties with a managerial position and/or an ownership interest in both the Company and the acquired entity, and may compromise management's fiduciary duties to the Company's stockholders. An independent appraisal of the acquired company may or may not be obtained in the event a related party transaction is contemplated. Furthermore, because management and/or beneficial owners of the Company's common stock may be eligible for finder's fees or other compensation related to potential acquisitions by the Company, such compensation may become a factor in negotiations regarding such potential acquisitions. It is the Company's intention that all future transactions be entered into on such terms as if negotiated at arms length, unless the Company is able to received more favorable terms from a related party.

     RISKS ASSOCIATED WITH SYSTEM FAILURES. Many of the services and products offered by the Company and its subsidiaries are through and over Internet, online service providers and touch-tone telephone. Thus, the Company depends heavily on the integrity of the electronic systems supporting this activity, including the Company's internal software programs and computer systems. The company's systems or any other systems of third parties whom the we utilize could slow down significantly or fail for a variety of reasons including: undetected errors in the Company 's internal software programs or computer systems; the Company's inability to effectively resolve any errors in the Company's internal software programs or computer systems once they are detected; or heavy stress placed on the Company's system during certain peak hours of usage of either the Company's own or its third party provider systems. If the Company's systems or any other systems which the Company relies on slow down significantly or fail even for a short time, the Company's customers would suffer delays and dissatisfaction. The Company could experience future system failures and degradations. The Company could experience a number of adverse consequences as a result of these systems failures including the loss of existing customers and the inability to attract or retain new customers. There can be no assurance that the Company 's network structure or those of third party service providers will operate appropriately in any of the following events: subsystem, component or software failure; a power or telecommunications failure; human error; an earthquake, fire or other natural disaster; or an act of God or war. There can be no assurance that in any such event, we will be able to prevent an extended systems failure. Any such systems failure that interrupts the Company's operations could have a material adverse effect on the Company's business, financial condition and operating results.

     RISKS ASSOCIATED WITH ENCRYPTION TECHNOLOGY. A significant barrier to online commerce is the secure transmission of confidential information over public networks. The Company rely on encryption and authentication technology to provide secure transmission of confidential information. There can be no assurance that advances in computer and cryptography capabilities or other developments will not result in a compromise of the encryption and authentication technology we use to protect customer transaction data. If any such compromise of the Company 's security were to occur, it could have a material adverse effect on the Company's business, financial condition and operating results.

     RISKS ASSOCIATED WITH SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company expects to experience large fluctuations in future quarterly operating results that may be caused by many factors, including the following: the timing of introductions or enhancements to online investing services and other products by the Company or its competitors; market acceptance of online investing services and products; the pace of development of the market for online commerce; changes in trading volume in securities markets; trends in securities markets; domestic and international regulation of the brokerage industry; changes in pricing policies by the Company or its competitors; changes in strategy; the success of or costs associated with acquisitions, joint ventures or other strategic relationships; changes in key personnel; seasonal trends; the extent of international expansion; the mix of international and domestic revenues; changes in the level of operating expenses to support projected growth; and general economic conditions. The Company have also experienced fluctuations in the average number of customer transactions per day. Thus, the rate of growth in customer transactions at any given time is not necessarily indicative of future transaction activity.

     RISKS ASSOCIATED WITH MANAGEMENT OF A CHANGING BUSINESS. The Company has grown rapidly and the Company's business and operations have changed substantially since the Company began offering online investing services and products, and the Company expects this trend to continue. Such rapid change and expansion places significant demands on the Company's administrative, operational,  financial  and other  resources.  The  Company  expects  operating expenses and staffing levels to increase substantially in the future. In particular, the Company intends to hire a significant number of additional skilled personnel, including persons with experience in both the computer and brokerage industries. Competition for such personnel is intense, and there can be no assurance that the Company will be able to find or keep additional suitable senior managers or technical persons in the future. the Company also expects to expend resources for future expansion of the Company's accounting and internal information management systems and for a number of other new systems and procedures. In addition, the Company expects that future expansion will continue to challenge the Company's ability to successfully hire and retain associates. If the Company's revenues do not keep up with operating expenses, the Company's information management systems do not expand to meet increasing demands, the Company fails to attract, assimilate and retain qualified personnel, or the Company fails to manage the Company's expansion effectively, there would be a material adverse effect on the Company's business, financial condition and operating results. The rapid growth in the use of the Company's services may strained the Company's ability to adequately expand technologically. As the Company acquires new equipment and applications quickly, the Company has less time and ability to test and validate hardware and software, which could lead to performance problems. The Company also relies on a number of third parties to process the Company's transactions, including online and Internet service providers, back office processing organizations, service providers and market-makers, all of which will need to expand the scope of the operations they perform for us. Any backlog caused by a third party's inability to expand sufficiently to meet the Company needs could have a material adverse effect on our business, financial condition and operating results. As trading volume increases, the Company may have difficulty hiring and training qualified personnel at the necessary pace, and the shortage of licensed personnel could cause a backlog in the processing of orders that need review, which could lead to not only unsatisfied customers, but also to liability for orders that were not executed on a timely basis.

     RISKS ASSOCIATED WITH EARLY STAGE OF MARKET DEVELOPEMENT; DEPENDENCE ON ONLINE COMMERCE AND THE INTERNET. The market for online investing services, particularly over the Internet, is at an early stage of development and is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. For the Company, this uncertainty is compounded by the risks that consumers will not adopt online commerce and that commerce on the Internet will not adequately develop or flourish to permit the Company to succeed. Sales of many of the Company's services and products will depend on consumers adopting the Internet as a method of doing business. This may not occur because of inadequate development of the necessary infrastructure, such as a reliable network infrastructure, or complementary services and products such as high-speed modems and communication lines. The Internet has grown and is expected to grow both in number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to slow development or adoption of standards and protocols to handle increased Internet activity, or due to increased governmental regulation. Moreover, critical issues including security, reliability, cost, ease of use, accessibility and quality of service remain unresolved and may negatively affect the growth of Internet use or commerce on the Internet. Because use of the Internet for commerce is new and evolving, there can be no assurance that the Internet will prove to be a viable commercial marketplace. If these critical issues are not resolved, if the necessary infrastructure is not developed, or if the Internet does not become a viable commercial marketplace, the Company business, financial condition and operating results will be materially adversely affected. Adoption of online commerce by individuals that have relied upon traditional means of commerce in the past will require such individuals to accept new and very different methods of conducting business. Moreover, the Company 's online trading and investing services over the Internet involve a new approach to investing research and trading which will require intensive marketing and sales efforts to educate prospective customers regarding the Internet's uses and benefits. For example, consumers who trade with more traditional brokerage firms, or even discount brokers, may be reluctant or slow to change to obtaining brokerage services over the Internet. Also, concerns about security and privacy on the Internet may hinder the growth of online investing research and trading, which could have a material adverse effect on the Company 's business, financial condition and operating results.

     RISKS ASSOCIATED WITH SECURITIES INDUSTRY; CONCENTRATION OF SERVICES. Most of the Company's revenue in the past have been from the Company's online investor services and products, and the Company expects this business to continue to account for most of the Company's revenue in the foreseeable future. The Company, like other companies in the Internet securities industry, are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities and futures transactions. In recent months, the U.S. securities markets have fluctuated considerably and a downturn in these markets could effect customers interest in our products and services and adversely affect the Company's operating results.

In October 1987 and October 1989, the stock market suffered major declines, as a result of which many company's and firms suffered financial losses, and the level of individual investor trading activity decreased after these events. Reduced trading volume and prices have historically resulted in reduced revenues to company's such as the Company's. When trading volume is low and investor and customer interest or use of the Company's products and services diminishes, the Company's operating results may be adversely affected because the Company's overhead remains relatively fixed. Severe market fluctuations in the future could have a material adverse effect on the Company's business, financial condition and operating results. Some of the Company's competitors with more diverse product and service offerings might withstand such a downturn in the securities industry better than the Company would.

     RISKS ASSOCIATED WITH DELAYS IN INTRODUCTION OF NEW SERVICES AND PRODUCTS. The Company's future success depends in part on the Company's ability to develop and enhance the Company's services and products. There are significant technical risks in the development of new services and products or enhanced versions of existing services and products. There can be no assurance that the Company will be successful in achieving any of the following: effectively using new technologies; adapting the Company's services and products to emerging industry standards; developing, introducing and marketing service and product enhancements; or developing, introducing and marketing new services and products. The Company may also experience difficulties that could delay or prevent the development, introduction or marketing of these services and products. Additionally, these new services and products may not adequately meet the requirements of the marketplace or achieve market acceptance. If the Company is unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if they do not achieve market acceptance, the Company's business, financial condition and operating results will be materially adversely affected.

     RISKS ASSOCIATED WITH DEPENDENCE ON INTELLECTUAL PROPERTY RIGHTS. Neither the Company or any of its subsidiaries presently holds any patents, copyrights or trademarks for their products or services offered or the names under which they operate. However, the Company and its subsidiaries are currently in the process of seeking copyright and trademark protection of its trade names and website addresses. The Company's success and ability to compete are dependent to a degree of the Company's and its subsidiary's name and product recognition. Accordingly, the Company will primarily rely on copyright, trade secret and trademark law to protect our product, services and brand names offer or under which the Company and its subsidiaries conduct their business. Effective trademark protection may not be available for the Company's trademarks. There can be no assurance that the Company will be able to secure significant protection for the Company's trademarks. The Company's competitors or others may adopt product or service names similar to the Company's, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The Company's inability to adequately protect our product, brand, trade names and trademarks would have a material adverse effect on the Company's business, financial condition and operating results. Despite any precautions the Company takes, a third party may be able to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is made especially difficult by the global nature of the Internet and difficulty in controlling the ultimate destination or security of software or other data transmitted on it. The laws of other countries may afford us little or no effective protection for the Company's intellectual property. There can be no assurance that the steps the Company takes will prevent misappropriation of the Company's technology or that agreements entered into for that purpose will be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights; protect the Company's trade secrets; determine the validity and scope of the proprietary rights of others; or defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result insubstantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, financial condition and operating results.

     RISKS ASSOCIATED WITH INFRINGEMENT. The Company may in the future receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity (or any indemnification claims based on such claims) will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time consuming and costly to defend or litigate, divert the Company's attention and resources or require the Company to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on the Company's business, financial condition and operating results.

     RISKS ASSOCIATED WITH ENTERING NEW MARKETS. One element of our strategy is to leverage the Company's brand names and services that the Company and its subsidiaries provide. No assurance can be given that the Company will be able to successfully adapt the Company's products and services for use in other markets. Even if the Company does adapt the Company's to other markets, no assurance can be given that the Company will be able to compete successfully in any such new markets. There can be no assurance that the Company's marketing efforts or the Company's pursuit of any new opportunities will be successful. If the Company's efforts are not successful, the Company could realize less than expected earnings, which in turn could result in a decrease in the market value of the Company's Common Stock. Furthermore, such efforts may divert management attention or inefficiently utilize the Company's resources.

     RISKS ASSOCIATED WITH INTERNATIONAL STRATEGY. One component of the Company's strategy is a planned increase in efforts to attract additional international customers and to expand the Company's OIA seminars, services and products into international markets. To date, the Company has limited experience in providing investment services internationally. There can be no assurance that the Company's and the Company's subsidiaries will be able to market the Company's branded services and products successfully in international markets. In addition, there are certain risks inherent in doing business in international markets, such as: unexpected changes in regulatory requirements, tariffs and other trade barriers; difficulties in staffing and managing foreign operations; political instability; fluctuations in currency exchange rates; reduced protection for intellectual property rights in some countries; seasonal reductions in business activity during the summer months in Europe and certain other parts of the world; and potentially adverse tax consequences. Any of the foregoing could adversely impact the success of the Company's international operations. Under these agreements, the Company relies upon third parties for a variety of business and regulatory compliance matters. The Company has limited control over the management and direction of these third parties. The Company runs the risk that their action or inaction could harm the Company's operations and/or the goodwill associated with the Company's brand names. As a result, the risk to our operations and goodwill is higher. There can be no assurance that one or more of the factors described above will not have a material adverse effect on the Company's future international operations, if any, and, consequently, on our business, financial condition and operating results.

     EQUITY PRICE RISK. The Company through its subsidiary Momentum Asia holds a small portfolio of marketable-equity traded securities that are subject to market price volatility. Equity price fluctuations of plus or minus 15 percent would not have a material impact on the Company. For its working capital and reserves that are required to be segregated under Federal or other regulations, the Company invests in money market funds, resale agreements, certificates of deposit, and commercial paper. Money market funds do not have maturity dates and do not present a material market risk. The other financial instruments are fixed rate investments with short maturities and do not present a material interest rate risk.

     YEAR 2000 INFORMATION
     ---------------------

     Year 2000 Issues - Uncertainty Of The Effects Of The Year 2000 On Computer Programs And Systems.
     ---------------------------------------------------------------------------

     Many currently installed computer systems and software programs were designed to use only a two digit date field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. Until the date fields are updated, the systems and programs could fail or give erroneous results when referencing dates following December 31, 1999. Given that the Company's products operate on certain hardware platforms and within certain software operating systems and environments, the Company must rely upon the efforts of the hardware and software vendors and manufacturers to be in the vanguard with respect to operating systems and platform issues relating to the Year 2000 compliance.

     Present Year 2000 Status.
     -------------------------

     The Company has assessed the impact of the year 2000 issue on the Company's products, services, platforms systmes and internal information systems in use, and has found them to be Year 2000 compliant. The Company does not expect the Company's financial results to be materially affected by the need to address year 2000 issues, but if the costs associated with addressing these issues are greater than planned, the Company's earnings and results of operations could be affected. Due to the Company's dependence on computer technology to conduct the Company's business, the nature and impact of year 2000 processing failures on the Company's business, financial condition and operating results could be material.

     However, the Company has Y2K compliance declarations from their major service providers. The declaration for Cable & Wireless Hong Kong Telecom may be found at http://www.cwhkt.com/ABOUT/community/2000/progress/9909.html.

     The   declaration   for   Concentric   Network   USA   may  be   found   at
http://www.concentric.com/2000.html.

     OIA, the Company's subsidiary has received a letter from Telescan one of its material vendors indicating that Telescan has and continues to test and complete remidiation efforts. Telescan's Y2K statement can be found at http://www.telescan.com/Telescan_y2k.html.

     Business Continuity and Contingency Planning.
     ---------------------------------------------

     The Company continues the process of identifying the reasonably likely year 2000 problem failures that the Company could experience with the goal of revising, to the extent practical, the Company's existing business continuity and contingency plans to address the internal and external issues specific to those problems. Thus far, the Company has focused as planned on reviewing the Company's critical business processes and although the Company conducted tests on the various and Platform systems in use, and has found them to be Year 2000 compliant, the Company's expect to continuously review, test and revise the Company's existing business continuity and contingency plans to ensure that all systems are and maintain year 2000 compliant. This will include as required repairing or obtaining replacement systems; changing suppliers; and reducing or suspending certain non-critical aspects of our operations.

     The Company has completed Y2K remediation at the corporate office for both the network server and the 10 workstations, and the telephone system server. The cost for this remediation was some $2,642.00. Remediation was not necessary for the Momentum Asia and Momentum Internet operations as their computer systems were purchased Y2K compliant. Moreover, the Company does not expect to spend any additonal monies on Y2K remediations issues. OIA is also Y2K compliant.

     Possible Consequences of Year 2000 Problems
     -------------------------------------------

     The Company believes that the Company has put in place the processes and are devoting the resources necessary to achieve a level of readiness to meet the Company's year 2000 challenges in a timely and appropriate manner. However, there can be no assurance that the Company's internal systems or the systems of others on which we rely will be year 2000 ready in a timely and appropriate manner or that the Company's contingency plans or the contingency plans of others on which the Company reles will mitigate the effects of year 2000 problem failures. Currently, the Company believes the most reasonably likely worst case scenario would be a sustained, concurrent failure of multiple critical systems (internal and external) that support the Company's operations. While the Company does not expect that scenario to occur, that scenario if it occurs could, even despite the successful execution of the Company's business continuity and contingency plans, result in the reduction or suspension of a material portion of our operations and accordingly have a material adverse effect on the Company's business and financial condition.

     The preceding "Year 2000 Information" discussion contains various forward-looking statements that represent the Company's beliefs or expectations regarding future events. When used in the "Year 2000 Information" discussion, the words "believes," "expects," "estimates," "plans," "goals," and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when the Company will complete the identification and assessment, remediation planning, remediation, and testing activities of the Company's year 2000 program as well as the Company's year 2000 contingency planning; the Company's estimated cost of achieving year 2000 readiness; and the Company's belief that the Company's internal systems and equipment will be year 2000 ready in a timely and appropriate manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause those differences include availability of information technology resources; customer demand for the Company's products and services; continued availability of materials, services, and data from the Company's suppliers; the ability to identify and remediate all date sensitive lines of computer code and to replace embedded computer chips in affected systems and equipment; the failure of others to timely achieve appropriate year 2000 readiness; and the actions or inaction of governmental agencies and others with respect to year 2000 problems.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     Shares Issuable Under OIA Acquisition Agreement
     -----------------------------------------------

     In accordance with the terms of the original OIA Acquisition Agreement, the former OIA shareholders were to receive one share of the Company's common stock for each $0.50 of earnings before interest, income taxes, depreciation and amortization (EBITDA) for the year from April 1, 1999 through March 31, 2000. OIA'S audited EBITDA earnings during this period were $10,910,076. Accordingly, the Company would owe 21,820,152 shares of its common stock at March 31, 2000 to the former OIA shareholders. The value of these shares at March 31 was $248,204,230. This value would have been added to the goodwill on the Company's balance sheet.

     However, at the request of the former OIA shareholders, one of whom is the Chairman of ZiaSun and one of whom is a director, and their joint recognition that it would clearly not be in the best interests of the Company to have such a large goodwill burden going forward, they inquired if the Company would reconsider and amend the original terms and conditions of the earn out. Accordingly, they proposed to exchange 12,000,000 of the earn-out shares, to which they were originally entitled, for $6,000,000 in cash. The proposal was reviewed and accepted by the Company on May 9, 2000.

     Therefore, under the terms and conditions of the amended earn-out agreement, the former OIA shareholders will only receive 9,820,152 shares, rather than the 21,820,152 shares as set forth in the original agreement. This reduces the goodwill burden to the Company by $136,500,000 to $111,704,230, and this is the value that will be added to the Company's balance sheet going forward from April 1, 2000.

December 31, 1999 and December 31, 1998
---------------------------------------

Changes in Financial Condition
------------------------------

     On March 25, 1999 the Company acquired Asia4sale by issuing restricted common stock of the Company for virtually all of the stock of Asia4sale and $15,000 cash. On December 31, 1999 the Company sold Asis4sale for $5,000,000 cash and 300,000 shares of Internet Ventures, Ltd. On March 31, 1999 the Company also acquired Online Investors Advantage (OIA) for restricted common stock of the Company and $400,000 cash. These acquisitions were accounted for as purchases. The acquisition of OIA has made a substantial, positive contribution to the financial condition of the Company through year-end. The balance of current assets at December 31, 1999 was $13,497,043 compared to a balance of $2,261,618 at December 31,1998. The balances of current liabilities are $4,230,620 and $600,013 for the same periods respectively. The resulting current ratio at December 31, 1999 is 3.2:1. The current ratio at December 31, 1998 was 3.8:1.

     The increase of current assets at December 31, 1999 over December 31, 1998 is due primarily to the increase of cash from $517,781 to $11,652,505, an increase of $11,134,724, or 2,150%. This increase is due primarily to the cash generated from the sale of Asia4sale, $5,000,000, positive cash flow generated from the operations of OIA, approximately $4,000,000 at year end, and the cash generated from the sale of equity securities. (See further discussion of income below.)

     Current assets at December 31, 1999 also increased due to the increase of prepaid expenses from $7,370 to $131,772, an increase of $124,402, or 1,688%. The increase in prepaid expenses is primarily due to the advance payments by OIA for costs such as newspaper, radio and television advertising for future seminars. Additionally, accounts receivable increased $254,414 or 28%, from $899,879 at December 31, 1998, to $1,154,293 at December 31, 1999. The balance of accounts receivable at December 31, 1999 includes primarily OIA's fees for completed seminars which are in the process of being charged and collected by the Company's credit card processor totaling $744,000 and the trade receivables of MAI of approximately $323,000. The substantial portion of these balances was collected subsequent to year-end. The increases in current assets were offset somewhat by the decrease in marketable securities from $786,588 in 1998 to $540,234 in 1999, a decrease of $246,354 or 31%. This decrease is due primarily to the sale of Chequemate stock.

     The balance of current liabilities at December 31, 1999 is $4,230,620 and at December 31, 1998 is $600,013. The increase of $3,630,607, or 605%, is due primarily to the income taxes payable at December 31, 1999 of $2,083,763 relating to the U.S. earnings of OIA. Momentum Internet is a British Virgin Islands company, Momentum Asia is a Philippine company and Asia4sale is a Hong Kong company. These companies are subject to income taxation of the respective countries of their registration. OIA is a Utah corporation, and therefore subject to United States income tax. There were no income taxes payable at December 31, 1998. Current liabilities at December 31, 1999 also increased for a related party payable of $690,000, convertible to common stock at the trading value of the shares on the date of conversion. Accounts payable and accrued expenses increased $782,744, or 130%, from $600,013 at December 31, 1998 to $1,382,757 at December 31, 1999. The increase is primarily due to the OIA balance of approximately $718,000 at December 31, 1999.

     The balance of equipment (net) increased from $503,779 to $795,219, an increase of $270,164, or 58% from December 31, 1998 to 1999. Purchases during 1999 primarily included the office-related equipment of OIA of $250,000 and printing equipment of MAI of $100,000. Depreciation expense for the current year was $205,263 compared to $89,885 for the prior year.

     Other assets increased $1,711,815, or 43% from $3,962,770 at December 31, 1998 to $5,674,585 at December 31, 1999. The increase is due primarily to the addition of $2,538,567 of goodwill, (net) resulting from the acquisition of OIA. Goodwill is the book value given to the difference between the purchase price and the estimated fair market value of the net assets of OIA, and is amortized over the estimated life of 10 years. The increase of other assets attributable to goodwill was offset by the net decrease in the receivable from related party of $645,586 resulting from the substantial collection of that balance in 1999. Additionally, other assets decreased at December 31 1999, $49,356 for equity losses in Bevex and $158,457 for sales of investments in restricted stock.

     At December 31, 1999 the Company has no long-term debt. The Company has sufficient cash flow from operations to meet its current cash obligations. During 1999 the Company also generated substantial cash flow from the sale of Asia4sale and from the sale of investments in securities. The Company anticipates continued positive cash flow from existing operations during the next twelve months, and will continue to look for ways to invest its cash flow in acquisitions of companies and other investments that will contribute in a positive way to the Company's operating strategy.

Results of Operations
---------------------

     During 1998 the company was winding down its activities with the beverage centers. By January 1999 those operations had entirely ceased. The operations of Momentum Asia and Momentum Internet are not included until the fourth quarter of 1998. The December 31, 1999 operations include Momentum Asia and Momentum Internet from January 1, 1999 forward and the operations of Online Investors and Asia4sale from April 1, 1999 forward.

     As explained previously, the Company acquired OIA on March 31, 1999. This acquisition has had considerable impact on the operating income of the Company since that date.

     Sales for the year ended December 31, 1999 were $27,220,240 compared to $760,529 for 1998 resulting in an increase of $26,459,711, or 3,479%. Cost of goods sold for the year was $17,274,957, or 63% of sales, resulting in gross profit of $9,945,283, or 37% of sales. Cost of sales for 1998 was $341,277, or 45% of sales resulting in a gross margin of $419,252, or 55% of sales.

     Operating expenses include primarily depreciation and amortization expense and general and administrative expenses. Depreciation and amortization expense for the year ended December 31, 1999 includes depreciation of $205,263 and amortization of goodwill of $468,450 and deferred compensation amortization of $10,000. The Company recorded goodwill for the October, 1998 acquisitions of Momentum Asia and Momentum Internet and the March, 1999 acquisitions of Asia4sale and OIA. For the year ended December 31, 1998 the Company had depreciation expense of $89,885. General and administrative expenses were $4,632,905 or 17% of sales for the twelve months ended December 31, 1999 and $492,936 or 65% of sales for the same period in 1998, resulting in an increase of $4,139,969 or 840%. The increase is due to the twelve months of operating expenses of MAI and MII and the operating expenses of OIA from April 1 to December 31, 1999.

     Other income increased from $971,049 in 1998 to $5,442,330 in 1999, an increase of $4,471,281 or 460%. The increase is due primarily to the gain of $4,778,596 from the sale of Asia4sale on December 31, 1999. This increase is offset somewhat by the decrease in realized and unrealized gains on marketable securities from $1,248,239 in 1998 to $584,980 in 1999, a decrease of $663,259 or 53%.

Item 3. Description of Property

     The Nature and Extent of The Company's Facilities

     Lease No. 1 - Solana Beach, California Office
     ---------------------------------------------

     The Company's main office is located at 462 Stevens Avenue, Suite 106, Solana Beach, California 92075. This leased office facility serves as the corporate headquarters for the Company and houses the corporate offices of the BestWay Beverages, Inc., a wholly owned subsidiary. The leased premises consists of approximately 4,658 square feet and is on an initial lease term of 60 months. The Company leases this space from Propco, L.P., a California Limited
Partnership. Propco L.P., is not affiliated in any way with the Company or its subsidiaries and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     ---------------------------------------------------

     Lease Term: 60 Months commencing January 1, 1998.

     Security Deposit: $50,000 Letter to Credit which shall be reduced to $10,000 after the 36th month of the lease provided there have been no defaults by ZiaSun.

     Rental rate:         Months 01-12.........$8,384 per month;
                          Months 13-24.........$8,720 per month;
                          Months 15-36.........$9,069 per month;
                          Months 37-48.........$9,431 per month;
                          Months 49-60.........$9,809 per month;

     Option to Renew: One option to renew the lease for a period of five (5) years provided that written notice of the Company's intent to renew is delivered to Landlord at least six (6) months before expiration of the initial term. Monthly rent during the renewal term will be fair market rental value of the leased premises, as determined pursuant to the terms of the lease.

     Real Property Taxes
     and other Expenses: As additional rent, the Company is responsible for the payment of 9.25% of the Direct Expenses associated with operation and maintenance of the leased premises.

     Personal
     Property Taxes: The Company shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of the Company contained in the premises.

     Utilities: The Company shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Landlord is required.

     Copies of the Office Lease and Addendum to Office Lease for the premises located at 462 Stevens Avenue, Suite 106, Solana Beach, California 92075, are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     Lease No. 2 - Wanchai, Hong Kong Office - (Momentum Associates Limited)
     -----------------------------------------------------------------------

     Momentum Associates Limited ("MAL") a Hong Kong registered company and wholly subsidiary of Momentum Internet leases the corporate facilities located at the 12th Floor, First Pacific Bank Centre, 56 Gloucester Road, Wanchai, Hong Kong. This office space comprises 2,000 square feet and is leased until November 30, 2000. This office is occupied by Anthony Tobin, the Company's President and is shared by Momentum Internet administration and development staff. These facilities are leased from Hong Kong Finance Property Company Limited which is not affiliated in any way with the Company or its subsidiaries and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     --------------------------------------------------

     Lease Term: Two years commencing December 1, 1998.

     Security Deposit: HKD$133,297 (i.e. approximately US$17,173).

     Rental rate: HKD$55,000 (i.e. approximately US$7,085) per month.

     Option to Renew: One option to renew the lease for a period of five (5) years provided that written notice of our intent to renew is delivered to Landlord at least six (6) months before expiration of the initial term. Monthly rent during the renewal term will be fair market rental value of the leased premises, as determined pursuant to the terms of the lease.

     Additional Rent: As additional rent MAL pays HKD$11,649 (i.e. approximately
          US$1,500) per month for management and air conditioning charges.

     Personal
     Property Taxes: MAL shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of MAL contained in the premises.

     Utilities: MAL shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Landlord is required.

     A copy of the Wanchai, Hong Kong Office Lease for the premises located at 12th Floor, First Pacific Bank Centre, 56 Gloucester Road, Wanchai, Hong Kong, entitled "Tenancy Agreement", is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Lease No. 3 - Pasig City, Philippines Office - (Momentum Internet Phils, Inc.)
     ------------------------------------------------------------------

     Momentum Internet Phils, Inc., ("MIP") a Philippines registered company and wholly subsidiary of Momentum Internet Incorporated, a wholly owned subsidiary of the Company, leases offices located at Pearl Drive Corner Gold Loop Street, Ortigas Center, Pasig City, Philippines. The initial term of this lease is from January 1, 1999, through December 31, 1999, and is subject to renewal by mutual agreement of the parties. This office space is leased from Rebecca A, Ynares, who is not affiliated in any way with the Company or its subsidiaries and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     ---------------------------------------------------

     Lease Term: One year (January 1, 1999 through December 31, 1999.

     Security Deposit: Two Months Rent - P$180,000 Pesos (i.e. US$4,500)

     Rental rate: P$90,000 Pesos (i.e. US$2,250 per month.

     Option to Renew: MIP can renew this lease upon providing the Landlord 60 days prior notice to renew before the expiration of the lease and MIP are able to negotiate mutually acceptable renewable lease terms with the landlord.

     CAM (Common
     Area Charges): As additional rent MIP pays P$20.00 Pesos ($US0.50) per square meter of the total leased are.

     Personal
     Property Taxes: MIP shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of MIP contained in the premises.

     Utilities: MIP shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Landlord is required.

     Copies of the Contract of Lease and First Amendment to the Contract of Lease for the office space located at Pearl Drive Corner Gold Loop Street, Ortigas Center, Pasig City, Philippines, are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Lease No. 4 - Clark Field, Philippines Office - (Momentum Asia Inc.)
     --------------------------------------------------------------------

     Momentum Asia leases a 30,500 square foot office/industrial property located in the Clark Special Economic Zone, Philippines (former Clark Air Base), located at building PTI-07 at Mitchell Highway 1961st Are, Clark Field, Pampanga. This facility houses all operations of Momentum Asia, and is leased until November 30, 2016. Current rent is US $5,300 per month until November 30, 2000, with an annual 6.0% escalation thereafter. Substantial tenant improvements have been completed by Momentum Asia at its own expense. These facilities are subleased from Philexcel Textiles, Incorporated (PTI), a Philippines corporation which is not affiliated in any way with the Company or its subsidiaries and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease as amended are as follows:

     Lease Term: Twenty years commencing December 1, 1996.

     Security and
     Rental Deposit: US$15,000 Security Deposit and US$5,000 Rental Deposit

     Rental rate:  Currently  US$5,300 per month with an increase of six percent
          (6.0% every year compounded annually except for year 3 from December 1, 1999 through November 30, 2000.

     Option to Renew: Momentum Asia can renew this lease provided Momentum Asia is able to negotiate mutually acceptable renewable lease terms with the landlord and subject to approval and consent of the original lessor.

     Personal
     Property Taxes: Momentum Asia shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of Momentum Asia contained in the premises.

     Utilities: Momentum Asia shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Landlord is required and as a condition to any sublease, we must pay the landlord 10% of the gross proceeds of any sublease proceeds Momentum Asia receives.

     Copies of the Sublease Agreement and Amended Sublease Agreement between Momentum Asia, Inc., and Philexcel Textiles, Inc., for the premises located at building PTI-07 at Mitchell Highway 1961st Are, Clark Field, Pampanga. are attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

     Lease No. 5 - Provo, Utah Office Lease - (OIA)
     ----------------------------------------------

     OIA, a wholly owned subsidiary of the Company, leases offices located at 5252 North Edgewood Drive, Provo Utah 84604. The leased premises consists of approximately 3,340 square feet net rentable area. OIA leases this space from EsNET Properties L.C., a Utah limited liability company which is not affiliated in any way with the Company or its subsidiaries and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     ---------------------------------------------------

     Lease Term: August 1, 1999 through July 20, 2004

     Security Deposit: Two Months of current base rent.

     Base Rental rate:   Year 1 .............. Letter of Credit
                                               against first 12 Months Rent;
                         Year 2............... $4,157 per month;
                         Year 3............... $4,282 per month;
                         Year 4............... $4,410 per month;
                         Year 5............... $4,542 per month;

          Pursuant to the terms of the Lease, if lieu of OIA paying Landlord regular monthly rent payments during the fist 12 months of the lease, OIA deposited with Landlord a letter of credit in the amount of $72,265 which is the amount of rents from commencement of the lease and a prepayment of rents for the balance of the first year, including 12% interest paid on the first year's rent. If OIA fails to pay Landlord the full amount due as of rental consideration for the first 12 months of occupancy by April 15, 2000, then Landlord may drawn down on said line of credit.. In the event that OIA pays said amount due without Landlord having to drawn down on said line of credit, the OIA shall deposit a security deposit equal to two months of the then current base rent.

     Additional Rent: OIA shall pay as additional rent that amount equal to (a) the Net Rentable Area of the leased premises multiplied by (b) the Operating Expense of the building, divided by the Net Rentable Are of the Building.

     Option to Renew: OIA has the option to renew the lease for one additional term of 5 years provided there has been no event of default. In the event of a renewal the Base Rental rate would be as follows:

                              Option Term Base Rental Rate:
                              ----------------------------
                              Year 6 .............. $4,679 per month;
                              Year 7 .............. $4,819 per month;
                              Year 8 .............. $4,964 per month;
                              Year 9 .............. $5,112 per month;
                              Year 10 ............. $5,266 per month;

     Personal
     Property Taxes: OIA shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of OIA contained in the premises.

     Utilities: OIA shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Landlord is required.

     A copy of the Lease Agreement for the premises located at 5252 North Edgewood Drive, Provo Utah 84604, is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Lease No. 6 - Orem, Utah Office Lease - (OIA.)
     ----------------------------------------------

     OIA, a wholly owned subsidiary of the Company, also leases offices located at 852 North 1430 West, Unit #3, Westpoint Business Park, Orem Utah 84057. The leased premises consists of approximately 1,940 square feet and is for a term of three (3) years. OIA leases this space from DC Mason , Ltd., which is not affiliated in any way with the Company or its subsidiaries and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     ----------------------------------------------------

     Lease Term: Three (3) years (November 1, 1998 through October 31, 2001

     Security Deposit: $1,100.00

     Base Rental rate:   Year 1 .............. $1,100 per month;
                         Year 2............... $1,133 per month;
                         Year 3............... $1,167 per month;

     Additional  Rent:  OIA  shall  pay  as  additional  rent  all  Common  Area
          Maintenance Charges associated with the leased premises estimated to be $40.00 per month.

     Option to Renew: The lease does not provide us with the right to renew and as such any such renewal would be on mutually acceptable terms to both parties.

     Real Property Taxes
     and other Expenses: OIA shall pay all real estate taxes levied and assessed against the lease premises which are estimated to be $46 per month.

     Personal
     Property Taxes: OIA shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of OIA contained in the premises.

     Utilities: OIA shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Landlord is required.

     A copy of the Lease Agreement for the premises located at located at 852 North 1430 West, Unit #3, Westpoint Business Park, Orem Utah 84057., is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Lease No. 7 - Orem, Utah Office Lease - (OIA)
     ---------------------------------------------

     OIA, a wholly owned subsidiary of the Company, also leases offices located at Turnberry Office Park, 211 East 840 South, Unit #15, Orem Utah 85058. The leased premises consists of approximately 2,000 square feet. OIA leases this space from Gordon Jacobson, who is not affiliated in any way with the Company or its subsidiaries and the terms of the lease were negotiated at arms-length.

     A summary of the terms of the lease are as follows:
     ---------------------------------------------------

     Lease Term: Month to Month with 60 days notice to terminate

     Security Deposit: $1,900

     Base Rental rate: $1,900 per month

     Option to Renew: Month to Month lease

     Real Property Taxes
     and other Expenses: OIA shall pay our proportionate amount of the real property taxes for any given year which are in excess of the real property taxes for the fiscal year ended as of the beginning of our lease.

     Personal
     Property Taxes: OIA shall pay all taxes assessed against and levied upon trade fixtures, furnishings, equipment and all other personal property of OIA contained in the premises.

     Utilities: OIA shall pay for all gas, heat, light, power telephone and other utilities and services supplied to the premises, together with any taxes thereon.

     Subleasing: Consent of Landlord is required.

     A copy of the Lease Agreement for the premises located at located at Turnberry Office Park, 211 East 840 South, Unit #15, Orem Utah 85058, is attached hereto and incorporated herein by reference. See the Exhibit Index,
Part III.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners

     The following table sets forth security ownership information as of the close of business on November 15, 1999, for any person or group, known by the Company to own more than five percent (5%) of the Company's voting securities, based on a total of 27,055,000 shares issued and outstanding as of such date.


          Title of                 Name of                       Amount of      Percent of
          Class                    Beneficial Owner              Ownership      Class
          ---------------------------------------------------------------------------------
          Common Stock             D. Scott Elder                2,100,000      7.76%
                                   1156 East 100 North
                                   Orem, UT 84097

          Common Stock             Ross W. Jardine               2,100,000      7.76%
                                   116 S. Pfeifferhorn Drive
                                   Alpine, Utah 84004

          Common Stock             Momentum Media Ltd.           3,499,980      12.93%
                                   304 Dominion Centre
                                   43 Queen's Road
                                   East Wanchai
                                   Hong Kong

     (b) Security Ownership of Management

     The following table sets forth security ownership information as of the close of business on November 15, 1999, for any director, executive officer or group of the Company's voting securities:


          Title of                 Name of                       Amount of      Percent of
          Class                    Beneficial Owner              Ownership      Class
          ---------------------------------------------------------------------------------
          Common Stock             D. Scott Elder                2,100,000      7.76%
                                   1156 East 100 North
                                   Orem, UT 84097

          Common Stock             Ross W. Jardine               2,100,000      7.76%
                                   116 S. Pfeifferhorn Drive
                                   Alpine, Utah 84004

          Common Stock             Anthony L. Tobin(1)           1,000,000      3.69%
                                   12A Pacific Bank Centre
                                   56 Gloucester Road
                                   Wanchai, Hong Kong

          Common Stock             Allen D. Hardman                 12,500      0.04%
                                   462 Stevens Avenue
                                   Suite 106
                                   Solana Beach, CA 92075

          Common Stock             Alfredo Alex S. Cruz III              4      nil
                                   405 One Magnificent Mile
                                   San Miguel Avenue
                                   Pasig City, Philippines 1605


          Title of                 Name of                       Amount of      Percent of
          Class                    Beneficial Owner              Ownership      Class
          ---------------------------------------------------------------------------------

          Common Stock             All Directors and Officers
                                   as a Group (6 persons)        5,212,504      19.27%

     Each of the persons listed in the above table possesses sole investment power and sole voting power over the shares set forth in the above table.

         --------------------------------------------------
         (1) Anthony L. Tobin does not direct own any shares of the Company. However, indirectly Mr. Tobin, as the sole director of Vulcan Consultants Ltd., the owner of 1,000,000 (post split adjusted) shares as stated above, has sole voting power over said shares.

     Except as set forth above, no other Officer or Director of the Company owns any shares directly or indirectly.

     (c) Change in Control.

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     (a) Identity of Directors and Executive Officers.


          Name and Address         Age       Position                 Term      Served Since
------------------------------------------------------------------------------------------------------------------
          D. Scott Elder           41        CEO                      1 Year    June 1, 1999 to present
          825 North 1430 West                Chairman of the Board    1 Year    June 1, 1999 to present
          Orem, UT 84057                     Director                 1 Year    May 11, 1999 to present

          Anthony L. Tobin         53        President                1 Year    November 19, 1998 to present
          12A, Pacific Bank Centre           Director                 1 Year    October 5, 1998 to Present
          56 Gloucester Road                 CEO                                October 5, 1998 to June 1, 1999
          Wanchai, Hong Kong

          Allen D. Hardman         58        Vice President           1 Year    October 5, 1998 to Present
          452 Stevens Avenue                 Director                 1 Year    October 5, 1998 to Present
          Suite 106                          CFO                                October 5, 1998 to April 15, 1999
          Solana Beach, CA 92075

          Ross W. Jardine          38        Director                 1 Year    April 7, 1999 to present
          116 S. Pfeifferhorn Drive
          Alpine, Utah 84004

          Alfredo Alex S. Cruz III 39        Secretary                1 Year    June 1, 1999 to present
          15 Kalinga Street
          La Vista Subdivision
          Quezon City, Philippines

     There are no arrangements or understandings between any of the directors or executive officers, or any other person or person pursuant to which they were selected as directors and/or officers.

     D. Scott Elder, 41, was elected as the Chairman of the Board and Chief Executive Officer of the Company in June 1999. From 1994 to 1997, Mr. Edler owned and operated two consulting businesses, D.Scott Elder & Associates and The Business Alliance Company, which developed marketing and training programs. In 1998 Mr. Edler continued to operate the consulting business of D.Scott Elder & Associates and founded OIA with Ross W. Jardine. Mr. Elder served as the President of OIA until his appointment as the CEO and Chairman of the Board of the Company in June 1999. Mr. Elder has a degree in Communications from Brigham Young University and an M.B.A. from the University of Phoenix in 1997. Mr. Elder is also currently the Vice President of Online Investors Advantage, Inc., a Utah Corporation ("OIA"), a company he co-founded with Ross Jardine in 1997. OIA provides educational workshops and video-based home study training programs that teach people how to use its Investor Toolbox web site in order to make sound stock investing decisions and manage their own stock investments. OIA was recently acquired by the Company.

     Before devoting full time to OIA, Mr. Elder was the owner of The Business Alliance Company, which developed joint-venture marketing and training programs. Some of the companies Mr. Elder has developed joint-venture projects with include General Mills, Procter & Gamble, Rubbermaid, and Zane Publishing, a company that markets educational programs through Amway.

     Mr. Anthony Tobin, 53, was appointed as a Director of the Company on October 5, 1998 and as the President on November 19, 1999. Mr. Tobin is also President of Momentum Internet. From 1994 through November 1997, Mr. Tobin was the Managing Director of Momentum Campaigns Ltd., Hong Kong, an advertising and public relations consultancy company. In November 1997 Momentum Internet Incorporated, was formed to specialize in Internet projects. Mr. Tobin has served as the President of Momentum Internet from 1997 to present. In May 1998 Momentum Associates Ltd., a subsidiary of Momentum Internet was formed to handle the operations of Momentum Internet in Hong Kong. Mr. Tobin has more than 25 years experience in Asia (Hong Kong, Singapore, and the Philippines) -- in journalism publishing, public relations, marketing, advertising, government information. and the Internet. He was the former senior information communications officer in the Hong Kong and Singapore governments. Mr. Tobin reported to the Prime Minister's office in Singapore, advising on domestic and international publicity policies and implementing new strategies in the Ministry of Information. He has spent the last three years developing and marketing the Momentum Internet Incorporated product roster.

     Mr. Tobin is also a Director and Manager of Crossbow Consultants Ltd., an Internet publishing company which has a consulting contract with Momentum Internet Incorporated, a subsidiary of the Company.

     Allen D. Hardman, 58, was appointed as a Director and the Vice President of the Company on October 5, 1999. Mr. Hardman earned an Industrial Engineering Technical Diploma from the University of Utah in 1966, and a Bachelors Degree in Business Administration from California State University in 1975. Mr. Hardman services as the Managing Director of Business Relations for Roeslein & Associates from June 1993 through June 1997. Mr. Hardman was the Vice President of Operations of Bestway USA from July 1997 until the Company's spin-off of Bestway USA in October 1998. Mr. Hardman has 35 years of varied business experience, some with small companies and some with mid-to-large corporations. His work experience includes president for a company furnishing pre-assembled manufacturing systems on a global basis., director of business development for industrial manufacturing systems, national sales manager for systems products, manufacturing engineering, product and systems engineering, consulting engineering, operations management, project management for multi-million dollar projects installed worldwide, manufacturing quality control and customer service management.

     During the last several years, and particularly the last two years, Mr. Hardman has restructured several small businesses to either establish their viability as an enterprise and/or increase their operating proficiency and potential for profitability. He has also been intimately involved in identifying and establishing some strategic partner alliances and/or joint ventures. This allowed the companies involved to improve their respective competitive position(s) in the marketplace through improved product or intellectual property designs, which resulted from the synergy realized by combining their individual product offerings.

     Ross W. Jardine, 38, was appointed as a director of the Company on April 7, 1999 and is also the President of Online Investors Advantage, Inc., a Utah Corporation ("OIA") a wholly owned subsidiary of the Company. Mr. Jardine graduated cum laude from Brigham Young University in 1987 with a degree in communications. In 1990 Mr. Jardine founded Jacobson & Jardine, Inc. a Sports Marketing and Promotion company. Mr. Jardine served as President until August 1994 during which time Mr. Jardine was responsible for operations and the developed and marketed licensed products for major sporting events. These clients included National Football League, Indy 500, Kentucky Derby, America's Cup 1992, Nabisco, Albertsons, Coca Cola, Fisher Price, American Home Products, RJ Reynolds and many others. In 1994 he became interested in the Internet and moved his business online. This experience led him to start a consulting business focused on teaching other business owners how to get their own businesses online. Mr. Jardine founded Electronic Marketing Services (later renamed iMALL, Inc) in 1994 and served as President until January 1996. From January 1996 through August 1997 Mr. Jardine served as speaker/consultant for iMALL. iMALL went public in 1996 was recently sold to Excite@home for $425 million.

     In 1997 Mr. Jardine left iMALL to focus on creating a program to train investors in using the Internet to invest. Together with D. Scott Elder, Mr. Jardine founded OIA, (www.i-advantage.com), a company focused on teaching people how to invest using their personal computers and the Internet. The Company quickly established itself as a leader in online investor education, and is highly recommended by the Security Blanket.com, www.thesecurityblanket.com. OIA conducts dozens of workshops and seminars in cities around the country where investors learn to use the most advanced investment tools available on the Internet. Mr. Jardine serves as President of OIA and conducts many of the training programs put on by OIA.

     Alfredo Alex S. Cruz III, the Secretary of the Company also serves as a director of Momentum Asia, Inc., and Momentum Internet Incorporated, both of which are wholly owned subsidiaries of the Company. Mr. Cruz was admitted to the Philippine Bar in 1987 having received his Bachelor of Law degree from the
University of the Philippines in 1986 and an A.B. in Economics from the University of the Philippines in 1982. Mr. Cruz is a founding partner of the law firm of Bocobo Rondain Mendiola Cruz & Formoso located in Pasig Metro Manila, Philippines. Mr. Cruz's practice concentration and experience is in the areas of mergers and acquisitions, joint ventures, incorporations, administrative licensing, and corporate housekeeping; general exposure in trial and appellate litigation in Contract, Corporate, Domestic Relations, Entertainment, Insurance, Injunction, and Libel Law. Mr. Cruz is fluent in English and Filipino.

     (1) Directorships

     No Director of the Company or person nominated or chosen to become a Director holds any other directorship in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any other company registered as an investment company under the Investment Company Act of 1940.

     (a) Identity of Significant Employees.

     In addition to the executive officers of the Company, the Company or its subsidiaries rely on the services and expertise of Peter Graham Daley of Momentum Associates Limited, Brian Hodgson, the President of Asia4sale.com, Ross
W. Jardine, the President of OIA, Scott Harris and David McCoy employees of OIA and Eric Montandon, the President of Momentum Asia, all of which persons make a significant contributions to the business of the Company and its subsidiaries.

     (b) Family Relationships.

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.

     (c) Involvement in Certain Legal Proceedings.

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a Federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6. Executive Compensation.

     The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                                                      SUMMARY COMPENSATION TABLE
                                                      ---------------------------

                                                                            Long Term Compensation
                                                                 --------------------------------------------------
                                  Annual Compensation                           Awards              Payouts
                    -----------------------------------------------------------------------------------------------
                                                                                Securities               All
                                                       Other                    Underlying               Other
                                                       Annual    Restricted     Options/       LTIP      Compen-
Name and            Year or                            Compen-   Stock          SAR's          Payouts   sation
Principal           Period    Salary         Bonus     sation)   Awards         (#)            ($)       ($)
Position            Ended     ($)            ($)       ($)
(a)                 (b)       (c)            (d)       (e)       (f)            (g)            (h)       (i)
-------------------------------------------------------------------------------------------------------------------
Anthony L. Tobin(1) 1998      $121,800       0         $31,200   0              0              0         0
President           1997      0              0         0         0              0              0         0
                    1996      0              0         0         0              0              0         0

Allen D. Hardman(2) 1998      $132,000       0         0         100,000        0              0         0
Vice President      1997      $120,000       0         0         100,000        0              0         0
                    1996      N/A            N/A       N/A       N/A            N/A            N/A       N/A

D. Scott Elder(3)   1998      $31,500        0         0         0              0              0         174,127
Chairman of         1997      $0             0         0         0              0              0         0
the Board           1996      N/A            N/A       N/A       N/A            N/A            N/A       N/A
and CEO

Ross D. Jardine(4)  1998      $0             0         0         0              0              0         208,520
President of  OIA   1997      $0             0         0         0              0              0         0
                    1996      N/A            N/A       N/A       N/A            N/A            N/A       N/A

Peter Graham
Daley(5)            1998      $24,000        0         0         0              0              0         0
Employee of         1997      N/A            N/A       N/A       N/A            N/A            N/A       N/A
Momentum Associates 1996      N/A            N/A       N/A       N/A            N/A            N/A       N/A
Limited

---------------------------------------
     (1) Mr. Tobin is the owner of Crossbow Consultants Limited which receives $10,000 per month from the Company's subsidiary, Momentum Internet Incorporated, for the services provided by Crossbow Consultants. Mr. Tobin through his employment agreement with Momentum Associates Limited, a subsidiary of Momentum Internet Incorporated, receives a month housing allowance of approximately $2,600 and a management fee of approximately $150 per month.

     (2) Mr. Hardman, the Vice President of the Company is currently subject to and Employment Agreement with the Company. See Employment Contracts / Stock Incentive Plans" below.

     (3) Mr. Elder received a base salary of $31,500, consulting fees of $24,127, and $150,000 in payment of deferred compensation, from OIA during 1998, for total compensation of $205,627.

     (4) Mr. Jardine received consulting fees of $58,520 and $150,000 in payment of deferred compensation from OIA during 1998, for total compensation of $208,520.

     (5) Mr. Daley through his employment agreement Momentum Associates Limited, a subsidiary of Momentum Internet Incorporated, receives a month housing allowance of approximately $2,000 and a management fee of approximately $150 per month.

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

     There are no arrangements pursuant to which any of the Company's directors was compensated during the Company's last completed fiscal year for any service provided as director.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

     Nor are there any agreements or understandings for any director or executive officer to resign at the request of another person; none of the Company's directors or executive officers is acting on behalf of or will act at the direction of any other person.

                  EMPLOYMENT CONTRACTS / STOCK INCENTIVE PLANS
                  --------------------------------------------

     Allen D. Hardman. Allen D. Hardman, the Vice President and a director of the Company has an Employment Agreement with the Company which commenced on July 1, 1997 for a term of 5 years at an initial salary of $120,000 per year. Pursuant to the terms of the agreement, the Company's board of directors may, in its sole discretion, grant raises, bonuses, etc. in an amount not less that the cost of living increase for the greater San Diego area. Additionally, Mr. Hardman's Employment Agreement contains a stock option which entitles Mr. Hardman the option to one hundred thousand (100,000) (post split adjusted) shares of the Common Stock of the Company, at $2.00 per share, (subject to adjustment for splits), in equal installments of twenty-five (25,000) (post split adjusted) shares each beginning after one (1) year of employment for 4 consecutive years. On April 15, 1999 the Board of Directors of the Company authorized the amendment to Mr. Hardman's Employment Agreement and the Stock Option contained therein such that the Employment Agreement, as amended and Stock Option were broken out into two separate agreements. Copies of Mr.
Hardman's Employment Agreement, Amendment to Employment Agreement and Non-Qualified Stock Option Agreement are attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Peter Graham Daley. Momentum Associates Limited ("MAL"), a Hong Kong registered company and wholly-owned subsidiary of Momentum Internet
Incorporated, which is a wholly owned subsidiary of the Company has an employment agreement with Peter Graham Daley under which Mr. Daley will provide administrative, promotional and technical support services to MAL to enable MAL to carry on its business as a facilitator of Internet marketing and publishing service,. Under the terms of this agreement Mr. Daley shall be paid a housing allowance of HK$15,000 (approximately US$2,000) per month for a period from June 1, 1998, through May 31, 1999. The agreement is subject to automatic renewal unless terminated by either party on one months prior notice. The agreement has been renewed. A copy of this Employment Agreement with Mr. Daley is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Anthony L. Tobin. Mr. Anthony L. Tobin, the President and a Director of the Company has an Employment Agreement with MAL. Under the terms of this agreement Mr. Tobin is to provide administrative, promotional and technical support services to MAL to enable MAL to carry on its business as a facilitator of Internet marketing and publishing service,. Under the terms of this agreement Mr. Tobin shall be paid a housing allowance of HK$19,000 per month plus a management fee of HK$1,112 per month for a period from June 1, 1998, through May 31, 1999. The agreement is subject to automatic renewal unless terminated by either party on one months prior notice. The agreement has been renewed. A copy of this Employment Agreement with Mr. Tobin is attached hereto and incorporated herein by reference. See the Exhibit Index, Part III.

     Crossbow Consultants, Limited. Mr. Tobin is also the sole owner of Crossbow Consultants Limited. See

Item 7. "Certain Relationships and Related Transactions."

                             STOCK INCENTIVE AWARDS
                             ----------------------

     Other than the stock options and rights to acquire additional shares of common stock of the Company as set forth in Item 8. below, Description of Securities "Options, Warrants and Rights to Acquire Additional Shares of the Companies Common Stock," there are no other outstanding options, warrants or rights to acquire additional shares of common stock of the Company.

     Any incentive awards, stock options or warrants shall be made at the discretion of the board of directors or a committee designed by the board of directors.

Item 7. Certain Relationships and Related Transactions

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS
                     ---------------------------------------

     On January 19, 1998, Fountain Fresh International Inc., a Utah Corporation ("FFI"), (Since renamed to BEVEX Inc.) ceased operations due to financial insolvency.

     On May 13, 1998, New Age Publications, a Philippine Corporation ("NAP"), (Since renamed to Momentum Asia, Inc.), who had no ownership interest in FFI at that time, and BetterStuff AG, a Swiss Corporation ("BSAG"), the designated European distributor for FFI, who had a significant vested interest in the success of FFI and was particularly interested in preserving FFI and their beverage center technology, entered into a joint venture agreement known as "Beverage Center Joint Venture" (BCJV) to acquire a majority ownership of the outstanding shares of FFI. Some 12,800,000 shares of BEVEX were issued and outstanding that that time.

     Accordingly, on May 20, 1998, the BCJV, through the equal joint contributions by NAP and BSAG, did acquire 20,000,000 newly issued shares of FFI for $1,400,000.00, increasing the total shares issued and outstanding to 32,264,000. Under the terms of the BCJV agreement NAP would own 10,000,000 shares and BSAG would own 10,000,000 shares. Following the acquisition, BCJV beneficially owned some 62% of the total FFI shares issued and outstanding.

     In accordance with the terms of the BCJV, the remaining money was used to complete a creditor workout, wherein some $1,900,000 of overdue FFI trade debt was settled for $520,000. In addition, an outstanding judgment against FFI for $426,000 was settled for $280,000. The balance of the money has been, and is being applied to redesign of the FFI beverage center, because after intensive design critique by qualified engineers in both Europe and the USA, it was determined the existing design had too many shortcomings to be successful in the marketplace for which it was intended.

     In February 1999, following the failure of the BCJV to reach a Milestone established by the joint venture agreement which resulted in BEVX requiring additional funding, BSAG elected not to provide further funded and to deliver its shares of BEVX to its shareholders. According, BSAG, a Swiss Corporation, delivered to 13 of its shareholders, 9,000,000 of the 10,000,000 shares of BVEX acquired through the BCJV. As a result of the delivery of these shares by BSAG, the 20,000,000 BEVEX (BVEX) shares acquired by BCJV are now beneficially owned by the following entities:

     Entity                                                    Shares Owned
     ------                                                    ------------
     Momentum Asia                                                10,000,000
     Hugues Monteil                                                2,523,174
     Jorg E. Meyerhans                                             1,058,105
     Hannes Gubler                                                 1,058,105
     Heinz Almstalden                                              1,058,105
     Rudolf Wild AG                                                  982,817
     Jacques Deublebeiss                                             813,927
     Marc Bruhwiler                                                  284,875
     Walter Nietlispach                                              284,875
     Fredy Amstalden                                                 244,178
     Wemer Kiesinger                                                 244,178
     Lisa Pfenniger                                                  162,785
     Monika Deublebeiss                                              162,785
     Marco Wyss                                                      122,091
     BetterStuff AG                                                1,000,000
     -----------------------------------------------------------------------
     Total Shares                                                 20,000,000

     Having fulfilled its purpose to preserve FFI (Now known as BEVEX Inc.), BCJV was formally terminated on June 13, 1999.

     Following an intensive review of beverage mixing, proportioning and filling technologies in Europe over the last several months, testing is now underway on those certain technologies deemed most successful and applicable to self-fill beverage centers of the type BEVEX Inc. believes will have the highest probability of success in the targeted markets. Moreover, BEVEX has been successful in obtaining German Government backed technology development funding to continue the beverage center redesign and introduction to the marketplace.

     In August 1998 the Company's subsidiary, Momentum Asia, Inc. made a loan of $70,000 to Vulcan Consultants Limited, a British Virgin Islands Corporation, which loan was due and payable in one year, in cash or securities acceptable to Momentum Asia, Inc. In December 1998, Vulcan Consultants delivered as full payment of said loan, 65,000 restricted shares of the Company which Vulcan Consultants received as the sole shareholder of Momentum Internet Incorporated, through the acquisition by the Company of Momentum Internet Incorporated Mr. Anthony L. Tobin, the President of the Company is the sole director of Vulcan Consultants Limited and has sole voting power over the shares owned by Vulcan.

     Acquisition of Momentum Internet
     --------------------------------

     On October 5, 1998, the Company acquired Momentum Internet Incorporated, ("Momentum Internet"), a corporation organized under the laws of the British
Virgin Islands in a stock-for-stock exchange, whereby the Company issued 1,130,000 (post split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Internet, thereby making Momentum Internet a wholly-owned subsidiary of the Company. Momentum Internet, whose main offices are located in Hong Kong and Manila in the Philippines, has a range of Internet products and services, including an international online stock trading portal, a premium web-based e-mail service, an Internet advertising banner network, a finance website, and an Asia-focused search engine. The acquisition of Momentum Internet was, for accounting purposes treated as a purchase. A copy of the Acquisition Agreement and Plan of Reorganization is attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     Acquisition of Momentum Asia
     ----------------------------

     On October 5, 1998, the Company acquired Momentum Asia, Inc., ("Momentum Asia"), a corporation organized under the laws of the Republic of the Philippines in a stock-for-stock exchange, whereby the Company issued 4,000,000 (post-split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Asia, thereby making Momentum Asia a wholly- owned subsidiary of the Company. Momentum Asia, whose main offices are located in the Clark Economic Zone, in the Philippines, provides a wide range of compatible graphic design, copy writing, printing, database management, and e-mail customer service operations. The acquisition of Momentum Asia was, for accounting purposes treated as a purchase of Momentum Asia. A copy of the Acquisition Agreement and Plan of Reorganization is attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     Acquisition of Asia4sale
     ------------------------

     On March 25, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization, under which the Company would acquire Asia4sale.com, Ltd., ("Asia4sale"), a Hong Kong Registered Company. In exchange for 99 of the 100 shares of Asia4sale, the Company issued 100,000 (post-split adjusted) shares of restricted common stock and paid $15,000 cash to the majority holder of the capital stock of Asia4sale, thereby virtually making Asia4sale a wholly-owned subsidiary of the Company. In addition, the Company made an unsecured loan of $50,000 to Asia4sale upon closing of the acquisition and agreed to issue one (1) additional share of restricted common stock for each one dollar ($1.00) (post-split adjusted) of actual earnings of Asia4sale for the period from April 1, 1999, through September 31, 2000. Asia4sale is in the business of Internet related international e-commerce. In addition, the Company was granted the option to repurchase the 100,000 (post split adjusted) shares issued in the acquisition of Asia4sale for a period of one (1) year at a price of $1.50
(post-split adjusted) per share in the event that Asia4sale fails to reach positive cash flow from its operations by September 30, 2000. As of the date of this registration statement, Asia4sale has not yet reached positive cash flow. The acquisition was completed on May 12, 1999. The acquisition of Asia4sale was accounted for as a purchase. The contingent shares are not recorded as being issued in accordance with APB 16., paragraphs 79 and 80. Copies of the Acquisition Agreement and Plan of Reorganization, Unsecured $50,000 Note and the Stock Option are attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     In December 1999, Asia4sale was sold to Internet Ventures Ltd. (IVL) for $5,000,000 cash and 300,000 shares of IVL. No value was attributed to the shares of IVL because it was a private company. The Company realized a gain of $4,778,596 in the sale.

     Acquisition of Online Investors Advantage, Inc.
     -----------------------------------------------

     On March 31, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization, under which the Company would acquire Online Investors Advantage Incorporated ("OIA"), a Utah corporation. Online Investor's Advantage is in the business training individuals how to effectively use the financial planning and investment tools available on the internet to manage their own investment portfolios. The training is structured around a five-step discipline, which includes searching for an investment, evaluating the investment and assessing the risk, timing the purchase, establishing an exit point and monitoring the investment. This is done through live workshops, and video-based, self-directed home learning programs, which include the use of OIA's proprietary website www.investortoolbox.com. In exchange for all of the capital stock of OIA, the Company issued 1,000,000 (post-split adjusted) shares of restricted common stock and paid $400,000 in cash, all of which was distributed pro-rata to the shareholders of OIA, thereby making OIA a wholly-owned subsidiary of the Company. In addition, the Company issued 5,000,000 (post-split adjusted) shares pro-rata to the shareholders of OIA. Those shares are currently being held in escrow in accordance with the terms of the adjustment provision set forth in the acquisition agreement, based on anticipated earnings of at least $2,500,000 for OIA for the period from April 1, 1999, through March 31, 2000. As set forth in the terms of the acquisition agreement, in the event that the actual earnings of OIA are less than $2,500,000, for the specified period, then the total number of shares being held in escrow shall be reduced on a two (post-split adjusted) share basis for each $1.00 of actual earnings of OIA less than $2,500,000. In the event that the actual earnings of OIA is greater than $2,500,000, then the Company shall issue such additional shares on the basis of two additional (post-split adjusted) shares for each $1.00 of actual earnings of OIA greater than $2,500,000. The acquisition was completed on April 7, 1999. The actual earnings which are defined as net income before income taxes, depreciation and interest expense, were approximately $3,700,000 through April 1, 1999. The acquisition of OIA was accounted for as a purchase. The shares were issued as contingent shares being held in escrow and have not been recorded. A copy of the Acquisition Agreement and Plan of Reorganization is attached hereto and incorporated herein by this reference. See the Exhibit Index, Part III.

     Commencing April 1, 1999, pursuant to an oral agreement between Momentum Associates Limited, a Hong Kong registered company and wholly subsidiary of Momentum Internet Incorporated, a wholly owned subsidiary of the Company, Asia4sale.com Limited, a wholly-owned subsidiary of the Company subleases and utilizes for its operations, part of the leased premises located at the 12th Floor, First Pacific Bank Centre, 56 Gloucester Road, Wanchai, Hong Kong. Asia4sale.com, Limited pays Momentum Associates Limited monthly rent of HK$5,000 (i.e. approximately US$685) per month, on an unlimited basis terminable by either party upon one months prior notice.

     On April 1, 1999, Momentum Internet Incorporated, a wholly-owned subsidiary of the Company entered into a Consulting Agreement with Crossbow Consultants Limited, a personal services corporation owned by the Company's President, Anthony L. Tobin. Under the terms of this agreement, Crossbow will provide all administrative, promotional and technical support, as required, for Momentum Internet to carry on its Internet publishing and marketing operations, including but not limited to the assistance in the Internet publishing and marketing of Momentum Internet's products Swiftrade, Mfinance, PINmail, MediaHits, Search
Dragon and such others as developed by Momentum Internet from time to time. Under the terms of this agreement Momentum Internet pays Crossbow a monthly fee of US$10,000 per month. A copy of the Agreement with Crossbow Consultants Limited is attached hereto and incorporated herein by this reference. See
Exhibit Index, Part III.

     On March 25, 1999, Momentum Internet Incorporated, a wholly-owned subsidiary of the Company entered into an agreement with Asia4sale.com, Ltd., also a wholly-owned subsidiary of the Company under which Momentum Internet would provide promotional services to Asia4sale and its internet related barter and auction site and service. In consideration for the services provided by Momentum Internet, Asia4sale.com agrees to spilt equally with Asia4sale.com and Momentum Internet all paid receipts, after deducting all fees paid by Asia4sale to suppliers, shop franchisees and credit card transaction fees. Payments shall be made at mutually agreed upon times subject to an account being taken after receipt of annual audited financial statements for Asia4sale. A copy of the Agreement between Momentum Internet and Asia4sale.com, Ltd., is attached hereto and incorporated herein by this reference. See Exhibit Index, Part III.

     Other than the transactions set forth above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

     There have been no further or additional preliminary contact or discussion by any of the Company's officers, directors, promoters, their affiliates or associates with any representatives of the owners of any business or company regarding the possibility of any acquisitions or mergers transactions, and there are no present plans, proposals, arrangements or understandings with any person or company regarding the possibility of any additional acquisitions or merger transaction.

                           TRANSACTIONS WITH PROMOTERS
                           ---------------------------

     There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the caption "Transactions with Management and Others" of this Registration Statement Item 8. Description of Securities.

Item 8. Description of Securities.

     Common Stock
     ------------

     The Company has one class of security authorized, consisting of 50,000,000 authorized shares of one mill ($0.001) par value common voting stock. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     As of November 15, 1999 there were 27,055,000 shares of Common Stock issued and outstanding.

                         OUTSTANDING STOCK OR RIGHTS TO
            ACQUIRE ADDITIONAL SHARES OF THE COMPANIES COMMON STOCK.
            --------------------------------------------------------

     The company currently has three agreements by which certain individuals have options to purchase or rights to acquire shares of the Company's Common Stock.

     Allen D. Hardman - Stock Option. Pursuant to the Employment Agreement of Allen D. Hardman, the Vice President and a Director of the Company, the Company has granted Mr. Hardman an option to purchase one hundred thousand (100,000) (post split adjusted) shares of the common stock of the Company, at a purchase price of $2.00. The right to exercise his option to purchase the one hundred thousand shares shall vest in four (4) equal installments of twenty five thousand (25,000) (post split adjusted) shares each on the completion of each successive year of employment from date of contract.

     Asia4sale.com - Acquisition Consideration Adjustment. Pursuant to the terms of the Acquisition Agreement and Plan of Reorganization under which the Company acquired 99 of the 100 shares of Asia4sale, thereby making Asia4sale virtually a wholly owned subsidiary of the Company, the Company agreed to issue one (1) additional share of restricted common stock for each one dollar ($1.00) (post-split adjusted) of actual earnings of Asia4sale for the period from April 1, 1999, through September 31, 2000.

     Online Investors Advantage Acquisition Consideration Adjustment. Pursuant to the terms of the Acquisition Agreement and Plan of Reorganization under which the Company acquired all of the capital stock of OIA, the Company in addition to the 1,000,000 (post-split adjusted) shares of restricted common stock issued and the $400,000 in cash paid to the shareholders of OIA, thereby making OIA a wholly-owned subsidiary of the Company, the Company issued an additional 5,000,000 (post-split adjusted) shares pro-rata to the shareholders of OIA which shares are being held in escrow pursuant to the terms of the adjustment provision set forth in the acquisition agreement, based on anticipated earnings of $2,500,000 for OIA for the period from April 1, 1999 through March 31, 2000. Pursuant to the terms of the acquisition agreement, in the event that the actual earnings of OIA are less than $2,500,000, for the specified period then the total number of shares being held in escrow shall be reduced on a one share basis for each $1.00 of actual earnings of OIA less than $2,500,000. In the event that the actual earnings of OIA is greater than $2,500,000, then the Company shall issue a such additional shares on the basis of one additional shares for each $1.00 of actual earnings of OIA greater than $2,500,000.

     Global Direct Marketing Limited - Pursuant to the terms of the Agreement between the Company and Global Direct Marketing Limited, the Company agreed to issue 150,000 (post-split adjusted) restricted shares of its common stock to Global Direct in consideration of its referral of OIA to the Company. According to the terms of this Agreement, these shares are to be issued only in the event that the Company completes the acquisition of OIA in which event said shares are to be issue 9 months from the consummation of any said acquisition. The acquisition of OIA was completed on April 7, 1999, and, therefore, said shares are to be issued to Global Direct on December 7, 1999.

     There are no other outstanding options, warrants or rights to acquire additional shares of Common Stock of the Company.

                                CHANGE IN CONTROL
                                -----------------

     There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                         OUTSTANDING STOCK OR RIGHTS TO
            ACQUIRE ADDITIONAL SHARES OF THE COMPANIES COMMON STOCK.
            --------------------------------------------------------

     The company currently has three agreements by which certain individuals have options to purchase or rights to acquire shares of the Company's Common Stock.

     Allen D. Hardman - Stock Option. Pursuant to the Employment Agreement of Allen D. Hardman, the Vice President and a Director of the Company, the Company has granted Mr. Hardman an option to purchase one hundred thousand (100,000) (post split adjusted) shares of the common stock of the Company, at a purchase price of $2.00. The right to exercise his option to purchase the one hundred thousand shares shall vest in four (4) equal installments of twenty five thousand (25,000) (post split adjusted) shares each on the completion of each successive year of employment from date of contract.

     Asia4sale.com - Acquisition Consideration Adjustment. Pursuant to the terms of the Acquisition Agreement and Plan of Reorganization under which the Company acquired 99 of the 100 shares of Asia4sale, thereby making Asia4sale virtually a wholly owned subsidiary of the Company, the Company agreed to issue one (1) additional share of restricted common stock for each two dollars ($2.00) of actual earnings of Asia4sale for the period from April 1, 1999, through September 31, 2000.

     Online Investors Advantage Acquisition Consideration Adjustment. Pursuant to the terms of the Acquisition Agreement and Plan of Reorganization under which the Company acquired all of the capital stock of OIA, the Company in addition to the 1,000,000 (post-split adjusted) shares of restricted common stock issued and the $400,000 in cash paid to the shareholders of OIA, thereby making OIA a wholly-owned subsidiary of the Company, the Company issued an additional 5,000,000 (post-split adjusted) shares pro-rata to the shareholders of OIA which shares are being held in escrow pursuant to the terms of the adjustment provision set forth in the acquisition agreement, based on anticipated earnings of $2,500,000 for OIA for the period from April 1, 1999 through March 31, 2000. Pursuant to the terms of the acquisition agreement, in the event that the actual earnings of OIA are less than $2,500,000, for the specified period then the total number of shares being held in escrow shall be reduced on a one share basis for each $1.00 of actual earnings of OIA less than $2,500,000. In the event that the actual earnings of OIA is greater than $2,500,000, then the Company shall issue a such additional shares on the basis of one additional shares for each $1.00 of actual earnings of OIA greater than $2,500,000.

     Dividends
     ---------

     The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2. Legal Proceedings

     ZiaSun Technologies, Inc. v. Floyd D. Schneider, et al.
     -------------------------------------------------------

     The company was a party Plaintiff in the matter of ZiaSun Technologies, Inc. v. Floyd D. Schneider, et al., United States District Court, Western District of Washington, C99-1025. This action arises from the defendants alleged defamatory campaign against the Company and its officers and directors, This alleged cybersmear campaign involved the defendants postings of statements about the Company and its offices and directors which are alleged to be false and defamatory.. The Company alleges that the defendants were and are knowingly posting false statements with the intent on negatively impacting the Company's stock prices in order for defendants to benefit financially in short selling. To protect the Company, its shareholders and its officers and directors, on June 24, 1999, the Company filed a civil action in the United States District Court of Washington seeking damages and injunction relief, alleging among other things, Securities Fraud through the defendants posting of false and misleading defamatory statements, violation of the Washington Consumer Protection Act, Intentional Interference with Business Expectancy, Violation of Federal RICO Statute 28 USA Sec. 1962, and violation of Washington's Criminal Profiteering Act. The matter is pending at present time.

     ZiaSun Technologies, Inc. v. Financialweb.Com, Inc., et al.
     -----------------------------------------------------------

     The company was a party Plaintiff in the matter of ZiaSun Technologies, Inc. v. Financialweb.Com, Inc., et al., Circuit Court of Seminole County, Florida, 990-1136-CA-16-G. This action arises from the defendants posting of alleged false and defamatory article about the Company on its website known as "The Stock Detective." The defendants allegedly knowingly posted the false and defamatory article with the intent on negatively impacting the Company's stock prices in order for defendants to benefit financially. The Company requested that defendant publish a retraction but defendant has refused to do so. To protect the Company, its shareholders and its officers and directors, on June 3, 1999, the Company filed a civil action in the Circuit Court of Seminole County Florida, seeking damages and injunction relief. The matter is pending at present time.

     With the exception of the legal proceedings set forth above, the Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There has been no change of the independent auditors of the Company and there are no disagreements with the independent auditors of the Company or its subsidiaries.

Item 4. Recent Sales of Unregistered Securities

     The following transactions describe the sales of the Company's securities over the last three years:

     Transaction #1: On January 6, 1997, the Company sold 10,000,000 (post-split adjusted) restricted shares of its common stock pursuant to Regulation S of the Securities Act of the 1933 Act to non-U.S. foreign corporations, at a price of $0.10 per share, for total cash consideration to the Company of $500,000. This transaction is deemed exempt from registration pursuant to the provisions of Regulation S adopted by the Securities and Exchange Commission. No underwriters were used and each certificate contained a restrictive legend. To the best of the Company's knowledge non of the foreign corporations are five percent beneficial owners of the Company's shares.

     Transaction  #2:  On  February  3,  1997,   the  Company  sold   20,000,000
          (post-split adjusted) "unregistered" and "restricted" shares of its common stock to several non-U.S. foreign corporations, at a price of $0.10 per share, for total cash consideration to the Company of $1,000,000. No underwriters were used. The securities were sold pursuant to an exemption from registration provided under Regulation S and Section 4(2) of the Securities Act of 1933. The purchasers of above referenced shares were non-U.S. purchasers, were accredited investors who had full access to information on the Company necessary for it to make and informed investment decision. The certificate representing the shares contained a restricted legend. To the best of the Company's knowledge non of the foreign corporations are five percent beneficial owners of the Company's shares.

     Transaction #3: In July 1997 the Company authorized the private placement of 2,000,000 (post-split adjusted) shares of the Company's common stock at a price of $2.50 per share. The Company sold a total of 259,988 (post-split adjusted) shares and received $324,984 in cash from this private placement. No underwriters were used. The securities were sold to non-U.S> purchasers, pursuant to an exemption from registration provided by Regulation S and Section 4(2) of the Securities Act of 1933. Each of the purchasers of above referenced shares non-U.S. residents, were accredited investors and had and possession information on the Company necessary for them to make an informed investment decision. The certificate representing the shares contained a restricted legend.

     Transaction #4: On October 5, 1998, in conjunction with the acquisition of Momentum Internet Incorporated, a corporation organized under the laws of the British Virgin Islands ("Momentum Internet"), the Company issued in a stock-for-stock exchange 1,130,000 (post-split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Internet thereby making Momentum Internet a wholly owned subsidiary of the Company. No underwriters were used. The transaction is deemed exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The recipients of the shares in this transaction were shareholders of Momentum Internet, and possessed more information regarding the business of ZiaSun than any other person. The certificates representing each of the issued shares bear an appropriate restrictive legend.

     Transaction #5. On October 5, 1998, in conjunction  with the acquisition of
          Momentum Asia, Inc., ("Momentum Asia"), a corporation organized under the laws of the Republic of the Philippines, the Company issued in a stock-for-stock exchange 4,000,000 (post-split adjusted) shares of restricted common stock in exchange for all capital stock of Momentum Asia, thereby making Momentum Asia a wholly-owned subsidiary of the Company. No underwriters we used. The transaction is deemed exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The recipients of the shares in this transaction were shareholders of Momentum Asia, and possessed more information regarding the business of ZiaSun than any other person. The certificates representing each of the issued shares bear an appropriate restrictive legend.

     Transaction #6. On March 25, 1999, in conjunction  with the  acquisition of
          Asia4sale.com, Ltd., ("Asia4sale"), a Hong Kong Registered Company, in exchange for 99 of the 100 shares of Asia4sale, the Company issued 100,000 (post split adjusted) shares of restricted common stock and paid $15,000 cash to the majority holder of the capital stock of Asia4sale, thereby making Asia4sale virtually a wholly-owned subsidiary of the Company. No underwriters were used. The transaction is deemed exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The recipients of the shares in this transaction were shareholders of Asia4sale and possessed more information regarding the business of ZiaSun than any other person. The certificates representing each of the issued shares bear an appropriate restrictive legend.

     Transaction #7. On March 31, 1999, in conjunction  with the  acquisition of
          Online Investors Advantage Incorporated, ("Online Investors"), a Utah Corporation, In exchange for all of the capital stock of Online Investors, the Company issued 1,000,000 (post split adjusted) shares of "restricted" common stock and paid $400,000 in cash, all of which was distributed pro-rata to the shareholders of Online Investors, thereby making Online Investors a wholly-owned subsidiary of the Company. In addition, the Company issued an additional 5,000,000 (post split adjusted) shares (the "Escrow Shares") pro-rata to the shareholders of Online Investors. The Escrow Shares are being held in escrow pursuant to the terms of the adjustment provision set forth in the acquisition agreement. No underwriters were used. The transaction is deemed exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The recipients of the shares in this transaction were shareholders of Online and possessed more information regarding the business of ZiaSun than any other person. The certificates representing each of the issued shares bear an appropriate restrictive legend.

Item 5. Indemnification of Directors and Officers

     Pursuant to Article 9., of the Restated Articles of Incorporation, the Company shall indemnify its directors, officers, employee, fiduciaries and agents as those terms are defined in, and to the fullest extent permitted by under the Nevada Revised Statutes.

     Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751 (4) of the NRS limits  indemnification under Sections 78.751
(1) and 78.751(2) to situations in which either (1) the stockholders, (2) the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

     Article VIII., of the Company's Amended and Restated Bylaws restates the above-referenced indemnification provisions of the NRS. This right to indemnification continues as to persons who have ceased to be agents of the Company and inures to the benefit of such persons' heirs, executors and administrators.

                                    PART F/S
                                    --------

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1999 and 1998


                                    CONTENTS
                                    --------

                                                                          Page
                                                                          ----
Independent Auditors' Report.............................................  58
Consolidated Balance Sheet...............................................  59
Consolidated Statements of Operations....................................  61
Consolidated Statements of Stockholders' Equity..........................  62
Consolidated Statements of Cash Flows....................................  63
Notes to the Consolidated Financial Statements...........................  65

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
ZiaSun Technologies, Inc. and Subsidiaries
Solana Beach, California

We have audited the accompanying consolidated balance sheet of ZiaSun Technologies, Inc. and Subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ZiaSun Technologies, Inc. and Subsidiaries as of December 31, 1999 and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.



Jones, Jensen & Company
Salt Lake City, Utah
March 25, 2000, except for Note 13 as to which the date is May 11, 2000.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheet

                                     ASSETS
                                     ------

                                                                 December 31,
                                                                    1999
                                                                 ------------
CURRENT ASSETS
   Cash and cash equivalents                                     $ 11,652,505
     Trade receivables, net (note 2):                               1,145,960
     Interest receivable                                                8,333
   Inventory (Note 2)                                                  18,239
   Marketable securities (Note 2)                                     540,234
   Prepaid expenses (Note 2)                                          131,772
                                                                 ------------

     Total Current Assets                                          13,497,043
                                                                 ------------

EQUIPMENT (Note 2)

   Printing equipment                                                 289,443
   Machinery and equipment                                            393,091
   Office equipment                                                   153,734
   Vehicles                                                            17,163
   Leasehold improvements                                             138,841
   Less: accumulated depreciation                                    (197,053)
                                                                 ------------

     Total Equipment                                                  795,219
                                                                 ------------

OTHER ASSETS

   Equity investment (Note 11)                                        254,195
   Goodwill - net                                                   4,667,623
   Receivables - related parties (Note 6)                              88,679
   Other assets (Note 3)                                              664,088
                                                                 ------------

     Total Other Assets                                             5,674,585
                                                                 ------------

     TOTAL ASSETS                                                $ 19,966,847
                                                                 ============

   The accompanying notes are an integral part of these financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                     Consolidated Balance Sheet (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                                 December 31,
                                                                    1999
                                                                 ------------
CURRENT LIABILITIES

   Accounts payable                                              $  1,382,757
   Related party payable (Note 6)                                     690,000
   Taxes payable (Note 5)                                           2,083,763
   Deferred income                                                     74,100
                                                                 ------------

     Total Current Liabilities                                      4,230,620
                                                                 ------------

     Total Liabilities                                              4,230,620
                                                                 ------------

COMMITMENTS AND CONTINGENCIES (Note 4)

STOCKHOLDERS' EQUITY

   Common stock: 50,000,000 shares authorized of $0.001
    par value, 22,205,018 shares issued and outstanding                22,205
   Additional paid-in capital                                      12,504,547
   Treasury stock, 63,200 shares                                      (34,030)
   Other comprehensive income                                          54,230
   Deferred compensation                                              (30,000)
   Retained earnings                                                3,219,275
                                                                 ------------

     Total Stockholders' Equity                                    15,736,227
                                                                 ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $ 19,966,847
                                                                 ============


   The accompanying notes are an integral part of these financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations

                                                                      For the Years Ended
                                                                         December 31,
                                                                 ---------------------------
                                                                     1999           1998
                                                                 ------------   ------------
SALES, NET                                                       $ 27,220,240   $    760,529

COST OF GOODS SOLD                                                 17,274,957        341,277
                                                                 ------------   ------------

   Gross Margin                                                     9,945,283        419,252
                                                                 ------------   ------------

OPERATING EXPENSES

   Depreciation and amortization expense                              683,713         89,885
   Bad debt expense                                                   132,586         18,160
   Consulting fees - related party (Note 6)                           190,060         20,000
   General and administrative                                       4,632,905        492,936
                                                                 ------------   ------------
     Total Operating Expenses                                       5,639,264        620,981
                                                                 ------------   ------------

     Gain (Loss) from Operations                                    4,306,019       (201,729)
                                                                 ------------   ------------

OTHER INCOME (EXPENSE)

   Loss on equity investment (Note 12)                                (49,356)      (165,449)
   Interest expense                                                   (22,299)           -
   Realized gain on marketable securities (Note 10)                   470,185        535,801
   Unrealized gain on marketable securities (Note 10)                 114,795        712,438
   Rental income                                                          -           17,379
   Interest and dividend income                                       111,749          6,524
   Loss on write off of assets                                         (6,340)      (135,644)
   Gain on sale of subsidiary (Note 1)                              4,778,596            -
   Management fees                                                     45,000            -
                                                                 ------------   ------------

     Total Other Income (Expense)                                   5,442,330        971,049
                                                                 ------------   ------------

INCOME (LOSS) BEFORE INCOME TAXES                                   9,748,349        769,320
INCOME TAXES (Note 5)                                              (3,784,110)           -
                                                                 ------------   ------------

NET INCOME                                                          5,964,239        769,320
                                                                 ------------   ------------

OTHER COMPREHENSIVE INCOME (LOSS)

   Foreign currency translation adjustment                             15,436         (2,967)
                                                                 ------------   ------------

NET COMPREHENSIVE INCOME                                         $  5,979,675   $    766,353
                                                                 ============   ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                      21,769,583     17,022,767
                                                                 ============   ============

BASIC INCOME PER SHARE                                           $       0.27   $       0.05
                                                                 ============   ============

FULLY DILUTED WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                                             25,796,000     17,122,767
                                                                 ============   ============

FULLY DILUTED INCOME PER SHARE                                   $       0.23   $       0.04
                                                                 ============   ============

   The accompanying notes are an integral part of these financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity



                                                                                   Other
                              Common Stock           Additional                   Compre-       Deferred
                       --------------------------    Paid-in         Treasury     hensive       Compen-       Retained
                          Shares     Amount          Capital          Stock       Income        sation        Earnings      Total
                       ------------  ------------  ------------   ------------  ------------  ------------  ------------  ----------
Balance,
December 31, 1997        15,800,000  $     15,800  $  3,576,129   $        -    $        -    $    (40,000) $ (3,514,284) $   37,645

Purchase of Momentum
ASIA, Inc. and
Momentum Internet, Inc.   5,130,000         5,130     5,347,265        (70,000)       41,761           -             -     5,324,156

Currency translation
adjustment                      -             -             -              -          (2,967)          -             -       (2,967)

Net income for the
year ended
December 31, 1998               -             -             -              -             -             -         769,320     769,320
                       ------------  ------------   -----------   ------------  ------------  ------------  ------------  ----------

Balance,
December 31, 1998        20,930,000        20,930     8,923,394        (70,000)       38,794       (40,000)   (2,744,964)  6,128,154

Purchase of
ASIA4Sale.com, Ltd.         100,000           100       249,900            -             -             -             -       250,000

Purchase of
Online Investors
Advantage, Inc.           1,150,000         1,150     2,873,850            -             -             -             -     2,875,000

Exercise of stock
option at $2.00
per share                    25,000            25        49,975            -             -             -             -        50,000

Amortization of
deferred compensation           -             -             -              -             -          10,000           -        10,000

Proceeds from the
sale of the Company's
common stock by a
Subsidiary                      -             -         407,428         35,970           -             -             -       443,398

Adjustment for
forward stock split              18           -             -              -             -             -             -          -

Currency translation
adjustment                      -             -             -              -          15,436           -             -        15,436

Net income for
the year ended
December 31, 1999               -             -             -              -             -             -       5,964,239   5,964,239
                       ------------  ------------  ------------   ------------  ------------  ------------  ------------  ----------

Balance,
December 31, 1999        22,205,018  $     22,205  $ 12,504,547   $    (34,030) $     54,230  $    (30,000) $  3,219,275 $15,736,227
                       ============  ============   ===========   ============  ============  ============  ============  ==========


   The accompanying notes are an integral part of these financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                                      For the Years Ended
                                                                         December 31,
                                                                 ---------------------------
                                                                     1999           1998
                                                                 ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                                             $  5,964,239   $    769,320
   Adjustments to reconcile net income (loss) to net
    cash used in operating activities:
     Depreciation and amortization                                    683,713         89,885
     Bad debt expense                                                 132,586         18,160
     Loss on equity investment                                         49,356        165,449
     Unrealized gain on marketable securities                        (114,795)      (712,438)
     Realized gain on marketable securities                          (470,185)      (535,801)
     Gain on sale of subsidiary                                    (4,778,596)           -
     Loss on write off of assets                                        6,340        135,644
     Currency translation adjustment                                  (15,436)         2,967
   Changes in operating assets and liabilities:
     (Increase) decrease in accounts receivable                      (387,000)      (564,890)
     (Increase) decrease in inventory                                  31,761        (22,409)
     (Increase) decrease in prepaids                                 (124,402)        (3,685)
     Purchase of marketable securities                               (445,446)           -
     Sale of marketable securities                                  1,435,237      1,248,239
     Payment of rental deposits                                       (26,647)           -
     Increase (decrease) in accounts payable and
      accrued expenses                                                332,842        (17,362)
     Increase (decrease) in taxes payable                           2,083,763            -
     Increase (decrease) in deferred income                            74,100            -
     (Increase) decrease in receivable - related party receivable     645,586            -
                                                                 ------------   ------------

       Net Cash Provided by (Used In) Operating Activities          5,077,016       (573,079)
                                                                 ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Sale of subsidiary                                               5,000,000            -
   Purchases of property and equipment                               (405,813)      (301,625)
                                                                 ------------   ------------

       Net Cash Provided by Investing Activities                    4,594,187       (301,625)
                                                                 ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Sale of the Company's common stock by a subsidiary                 443,398            -
   Proceeds from borrowings - related parties                         690,000            -
   Cash acquired in purchase of subsidiaries                          280,123        173,298
   Proceeds from exercise of stock options                             50,000            -
                                                                 ------------   ------------

       Net Cash Provided by Financing Activities                    1,463,521        173,298
                                                                 ------------   ------------

NET INCREASE (DECREASE) IN CASH                                    11,134,724        444,752

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        517,781         73,029
                                                                 ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $ 11,652,505   $    517,781
                                                                 ============   ============

   The accompanying notes are an integral part of these financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)

                                                                      For the Years Ended
                                                                         December 31,
                                                                 ---------------------------
                                                                     1999           1998
                                                                 ------------   ------------
SUPPLEMENTAL CASH FLOW INFORMATION:

Cash Paid For:

   Interest                                                      $     22,299   $        -
   Income taxes                                                  $        -     $        -

Schedule of Non-Cash Financing Activities:

   Purchase of subsidiaries for common stock                     $  3,125,000   $  5,534,156
   Conversion of note receivable to treasury stock               $        -     $     70,000



   The accompanying notes are an integral part of these financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

     The financial statements presented are those of ZiaSun Technologies, Inc. (formerly BestWay U.S.A., Inc.) (the "Company"). The Company was
     incorporated in the State of Nevada on March 19, 1996. The Company is a holding company in the business of acquiring companies and operations with business models developed around the Internet. The Company was considered a development stage company as defined in SFAS No. 7 until the acquisition of Momentum Asia, Inc. and Momentum Internet, Inc. in 1998. The Company
     changed its name to "BestWay U.S.A., Inc." on April 17, 1997 and, subsequently, changed its name to Ziasun Technologies, Inc. during 1998. On September 10, 1998 in connection with the agreement and plan of reorganization described below, the shareholders of the Company authorized and the Company completed a reverse stock split of 1-for-2. On May 14, 1999, the Company's common stock was forward split on a 2 shares for 1 share basis. All references to shares of common stock have been retroactively restated.

     Momentum Internet, Inc. (MII), a wholly-owned subsidiary, was incorporated under the laws of the British Virgin Islands on November 7, 1997. MII controls a range of Internet products and services, including a copyrighted international on-line stock trading web-site, a premium web-based e-mail service, an advertising banner network, a finance web-site and an Asia-focused search engine. MII has its main offices in Hong Kong.

     Momentum Asia, Inc. (MAI), a wholly-owned subsidiary, was incorporated in Manilla, Philippines on September 6, 1994 under the name of New Age Publications, Inc. On June 17, 1998, the name was changed to Momentum Asia, Inc. MAI provides a wide range of compatible graphic design, writing, printing, database management, direct mailing and e-mail customer service operations.

     BestWay Beverages, Inc. (BBI), a wholly-owned subsidiary, was incorporated in the State of Nevada on September 23, 1998. BBI holds the exclusive distribution franchise rights in the U.S. and Mexico for a patented in-store beverage center. BBI is a U.S. based corporation.

     On October 5, 1998, the Company completed an agreement and plan of reorganization whereby Ziasun issued 5,130,000 shares of its common stock in exchange for all the outstanding common stock of MAI and MII. 4,000,000 shares were issued for MAI and 1,130,000 shares were issued for MII. The reorganization was accounted for as a purchase of MAI and MII. At the time of the acquisition, Ziasun had 15,800,000 shares outstanding. The financial statements of Ziasun reflected a license valued at $50,000 and minimal liabilities.

     Swiftrade, Inc. (SI), a wholly-owned subsidiary of MII, was incorporated under the laws of the British Virgin Islands in 1998 to operate an online trading and financial website. It was inactive in 1998 and 1999.

     Online Investors Advantage, Inc. (Online) was incorporated under the laws of the State of Utah in 1997 to engage in the business of providing workshops to individuals regarding investing in the stock market.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

     On March 31, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization under which the Company acquired Online Investors Advantage, Inc. (OIA), a Utah corporation. OIA is in the business of training individuals how to effectively use the financial planning and investment tools available on the internet to manage their own investment portfolios. The training is structured around a five-step discipline, which includes searching for an investment, evaluating the investment and assessing the risk, timing the purchase, establishing an exit point and monitoring the investment. This is done through live workshops, and video-based, self-directed home learning programs, which include the use of OIA's proprietary website, www.investortoolbox.com. In exchange for all of the capital stock of OIA, the Company issued 1,000,000 (post-split adjusted) shares of restricted common stock and paid $400,000 in cash, all of which was distributed pro-rata to the shareholders of OIA, thereby making OIA a wholly-owned subsidiary of the Company. In addition, the Company issued 5,000,000 (post-split adjusted) shares pro-rata to the shareholders of OIA. Those shares are currently being held in escrow in accordance with the terms of the acquisition agreement, in the event that the actual earnings of OIA are less than $2,500,000, for the period from April 1, 1999 through March 31, 2000, then the total number of shares being held in escrow shall be reduced on a one-share basis for each $0.50 of actual earnings of OIA less than $2,500,000. In the event that the actual earnings of OIA is greater than $2,500,000, the Company shall issue such additional shares on the basis of one additional share for each $0.50 of actual earnings of OIA greater than $2,500,000. The acquisition was completed on April 7, 1999. The acquisition of OIA was accounted for as a purchase. The contingent shares are not recorded as being issued in accordance with APB 16, paragraphs 79 and 80.

     Asia4sale was incorporated on April 9, 1996, duly organized, validly existing and in good standing under the laws of Hong Kong. Asia4sale was organized to buy and sell merchandise over the internet, buying and selling goods directly from manufacturers in Asia. To be competitive in the Asian market, the Company has acquired the assets of Pacific Barter, Ltd., a company specializing in barter in Asia.

     On March 25, 1999, the Company entered into an Acquisition Agreement and Plan of Reorganization, under which the Company acquired Asia4sale.com, Ltd., ("Asia4sale"). In exchange for 99 of the 100 shares of Asia4sale, the Company issued 100,000 (post-split adjusted) shares of restricted common stock and paid $15,000 cash to the majority holder of the capital stock of Asia4sale, thereby virtually making Asia4sale a wholly-owned subsidiary of the Company. In addition, the Company made an unsecured loan of $50,000 to Asia4sale upon closing of the acquisition and agreed to issue one(1) additional share of restricted common stock for each dollar ($1.00) of actual earnings of Asia4sale for the period from April 1, 1999 through September 30, 2000. Asia4sale is in the business of Internet related international e-commerce. In addition, the Company was granted the option to repurchase the 100,000 shares issued in the acquisition of Asia4sale for a period of one (1) year at a price of $1.50 per share in the event that Asia4sale fails to reach positive cash flow from its operations by September 30, 2000. The acquisition was completed on May 12, 1999. The acquisition of Asia4sale was accounted for as a purchase. The contingent shares are not recorded as being issued in accordance with APB16, paragraphs 79 and 80.

     On December 31, 1999, the Company sold Asia4Sale for $5,000,000 cash and 300,000 shares of Internet Ventures, Ltd (IVL) a Samoan investment company. No value was attributed to the shares of IVL because it is a private company. The Company realized a gain of $4,778,596 on the sale.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Accounting Method

     The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

     b. Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The detail of cash and cash equivalents is as follows:
                                                                  December 31,
                                                                 -------------
                                                                     1999
                                                                 -------------
          Demand Deposits:
               U.S.                                              $   5,283,311
               Foreign                                                 164,043
                                                                 -------------
                                                                     5,447,354
                                                                 -------------
          Money Market Funds:
               U.S.                                                  5,804,011
               Foreign                                                     -
                                                                 -------------
                                                                     5,804,011
                                                                 -------------
          Certificates of Deposit:
               U.S.                                                        -
               Foreign                                                 400,735
                                                                 -------------
                                                                       400,735
                                                                 -------------
          Cash on Hand:
               U.S.                                                        -
               Foreign                                                     405
                                                                 -------------
                                                                           405
                                                                 -------------

          TOTAL                                                  $  11,652,505
                                                                 =============
     c. Inventory

     Inventories of raw materials are stated at the lower of cost or market. The cost of the inventory includes the purchase price and direct costs such as freight-in.

     d. Accounts Receivable

     Accounts receivable are shown net of the allowance for doubtful accounts. The allowance was $43,906 and $36,320 at December 31, 1999 and 1998, respectively.

     e. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

     f. Foreign Operations

     The Company currently conducts printing, database management, customer service and direct mailing activities in the Philippines, a country with a developing economy. The Philippines have experienced recently, or are experiencing currently, economic or political instability. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in any one or more of those countries. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in investment policies or shifts in the prevailing political climate in any of the countries in which the Company conducts exploration and development activities could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to production restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare benefit policies, land use, land claims of local residents, water use and safety. The effect of these factors cannot be accurately predicted.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     g. Equipment

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life or lease term of the related asset. Estimated useful lives are as follows:

          Printing equipment                                     7 years
          Machinery and equipment                                5 years
          Office equipment                                       5 years
          Vehicles                                               10 years
          Leasehold improvements                                 5 years

     h. Marketable Securities

     The  Company  has  classified   its  marketable   securities  as  "trading"
     securities. Trading securities are stated at fair value. Realized and unrealized gains and losses are included in other income.

     Marketable securities at December 31, 1999 were $540,234 and have been included in current assets.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

     i. Basic Income per Share of Common Stock

     The basic income per share of common stock is based on the weighted average number of shares issued and outstanding at the date of the consolidated financial statements. Fully diluted income per share of common stock as disclosed in the accompanying consolidated statements of operations includes the stock options discussed in Note 9, the convertible debt discussed in Note 6 and the contingent shares disclosed in Note 1 as common stock equivalents.

                                                                         December 31,
                                                                 ---------------------------
                                                                     1999           1998
                                                                 ------------   ------------
              Basic EPS Computation
              ---------------------

              Numerator                                          $  5,964,239   $    769,320
                                                                 ------------   ------------
              Denominator:
                Weighted common shares outstanding                 21,769,583     17,022,767
                                                                 ------------   ------------

              Basic EPS                                          $       0.27   $       0.05
                                                                 ============   ============

              Diluted EPS Computation
              -----------------------

              Numerator                                          $  5,964,239   $    769,320
                                                                 ------------   ------------
              Denominator:
                Weighted common shares outstanding                 21,769,583     17,022,767
                Employee options                                       75,000        100,000
                Purchase of subsidiaries (contingent)               3,847,917            -
                Convertible debt                                      103,500            -
                                                                 ------------   ------------

                Total Shares                                       25,796,000     17,122,767
                                                                 ------------   ------------

              Diluted EPS                                        $       0.23   $       0.04
                                                                 ============   ============

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     j. Foreign Currency Translation

     Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the period and exchange rate. Non-monetary assets are translated at the historical exchange rate and all income and expenses are translated at the exchange rates prevailing during the period. Foreign exchange currency translation adjustments are included in the stockholders' equity section.

     k. Fair Value of Financial Instruments

     As of December 31, 1999 and 1998, the fair value of cash, accounts receivable and accounts and advances payable, including amounts due to and from related parties, approximate carrying values because of the short-term maturity of these instruments.

     l. Advertising

     Advertising  costs are  expensed as  incurred.

     m. Research and Development

     The Company expenses immediately research and development costs incurred for its own benefit. Research and development costs approximated $73,062 and $33,657 in 1999 and 1998, respectively. These costs are included in general and administrative expense. The cost of research and development performed for customers is included in the cost of sales.

     n. Principles of Consolidation

     The  consolidated   financial   statements  include  the  Company  and  its
     wholly-owned  subsidiaries.   All  significant  intercompany  accounts  and
     transactions have been eliminated.

     o. Change in Accounting Principle

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTANT POLICIES (Continued)

     p. Stock Options

     The Company accounts for its employee stock options under the fair value method of Statement of Financial Accounting Standards No. 123.

     q. Treasury Stock

     The Company accounts for its investment in treasury stock using the cost method. The proceeds are charged to paid-in capital.

     r. Revenue Recognition Policy

     The Company recognizes revenue upon delivery of the product and acceptance of the product or services by the customer. Fees received for seminars are deferred until the seminar is completed.

     s. Goodwill

     The Company has recorded goodwill on the purchases of MAI, MII, Online and Asia4sale for the excess of the purchase price over the fair value of the assets acquired and the liabilities assumed. The goodwill is amortized using the straight-line method over 10 years. The goodwill is evaluated annually for any impairment. If an impairment is recognized it is charged to expense in that period. Goodwill related to the purchase of Asia4sale has been charged to the sale of Asia4sale on December 31, 1999.

     t. Prepaid Expenses and Deferred Revenues

     The Company capitalizes costs incurred in preparing for its seminars. These costs include education materials and meeting site costs. The advance fees the Company receives are also deferred until the seminar is completed. At the end of the seminar, the fees are recognized as revenues and the costs are expensed. The detail of these capitalized prepaid expenses are summarized as follows:

                                                                 December 31,
                                                                    1999
                                                                 ------------
          Travel                                                 $      5,854
          Postage                                                      43,436
          Instructor salary                                             3,675
          Meeting costs                                                 9,067
          Prepaid insurance                                            54,750
          Prepaid rent                                                 11,859
          Other                                                         3,131
                                                                 ------------
          Total                                                  $    131,772

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 3 - OTHER ASSETS

     Other assets consisted of the following at December 31, 1999:

          Memberships in country clubs                           $    142,857
          Prepaid rental deposits                                      54,818
          Mortgage note receivable                                    250,000
          License                                                      50,000
          Investment in restricted common stock                       166,413
                                                                 ------------
          Total                                                  $    664,088
                                                                 ============

NOTE 4 - COMMITMENTS AND CONTINGENCIES

     The Company currently leases a large facility under a 20 year non-cancelable operating lease in the Philippines. The Company also leases office space in California and Hong Kong under 5-year renewable leases which began in 1998. Rent expense for the years ended December 31, 1999 and 1998 was $395,873 and $198,788 respectively.

          Future minimum lease commitments are as follows:

          2000                                                   $    331,308
          2001                                                        244,282
          2002                                                        242,749
          2003                                                        107,543
          2004                                                         80,294
          Thereafter                                                1,435,820
                                                                 ------------
          Total                                                  $  2,441,996
                                                                 ============

     The Company has an employment agreement with an officer for 5 years beginning on July 1, 1997. The minimum salary is $120,000 per year, which is to be evaluated annually.

NOTE 5 - INCOME TAXES

     For the years ended December 31, 1999 and 1998, the provision for U.S. and foreign income taxes consisted of the following:

                                                                     1999           1998
                                                                 ------------   ------------
          Current:

             U.S.                                                $  3,756,410   $        -
             Foreign                                                   27,700            -
          Deferred:
             U.S.                                                         -              -
             Foreign                                                      -              -
                                                                 ------------   ------------

                                                                 $  3,784,110   $        -
                                                                 ============   ============

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 5 - INCOME TAXES (Continued)

     A reconciliation of income taxes at the federal statutory rate to the effective tax rate is as follows:

                                                                     1999           1998
                                                                 ------------   ------------
          Income taxes computed at the U.S. statutory
           rate                                                  $  4,000,915   $    307,700
          Benefit of net income not subject to taxing
           jurisdictions                                              (74,600)      (307,700)
          Benefit of operating loss carryforward                     (142,205)           -
                                                                 ------------   ------------
          Taxes on income                                        $  3,784,110   $        -
                                                                 ============   ============

     The Company has no deferred tax liabilities or assets. The permanent difference due to income not being subject to taxing jurisdictions pertains to the British Virgin Islands where there is no income tax.

NOTE 6 - RELATED PARTY TRANSACTIONS

     a. Receivables

     During 1998 the Company had a receivable from a related party in the amount of $734,265. The full amount was collected in 1999. At December 31, 1999 the Company had related party receivables of $88,679. The receivables are non-interest bearing, due on demand and unsecured.

     b. Officer Compensation

     The Company's president is compensated for his services under a consulting contract with a company which he controls. The contract provides for $10,000 per month in consulting fees. Other officers of the Company were paid a total of $70,060 in consulting fees in addition to their base salaries during 1999.

     c. Convertible Debt

     In 1999, the Company received $690,000 in advances from shareholders. The advances were non-interest bearing and unsecured. In 2000, the Company agreed to convert the advances to common stock at the trading value of the shares on the date of conversion.

NOTE 7 - ECONOMIC DEPENDENCE AND MAJOR CUSTOMERS

     During 1998 the Company's marketing arrangement with one customer accounted for approximately 26% of the Company's revenue. Sales to another customer made up approximately 24% of the net sales in 1998. During 1999 the Company had no customers which made up more than 10% of net sales.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 8 - STOCK OPTIONS

     On May 30, 1997, the Company gave its vice-president the option to purchase 100,000 shares of its common stock at $2.00. At the time of the granting of the option, the stock was trading at approximately $2.40 per share. The Company values the options at fair market value. Fair market value is determined using the Black-Scholes option pricing model. The following assumptions were used: risk free interest rate of 6%, four year expected life, 35% expected volatility, and no expected dividends. Accordingly, deferred compensation and contributed capital of $40,000 was recorded during 1998. The options vest in 25,000 share increments for each year of service beginning in 1999. The Company will record as expense $10,000 per year for the next 4 years as the options vest.

NOTE 9 - BUSINESS SEGMENTS

     Effective December 31, 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." Prior period amounts have been related to conform to the requirements of this statement. The Company conducts its operations principally in the industry of graphic design, writing, printing, database management, direct mailing and e-mail customer service operations through its Momentum Asia, Inc. subsidiary, e-commerce through its Momentum Internet, Inc, and Asia4sale, Ltd. subsidiaries and online and offline investor education services through its Online Investors Advantage, Inc. subsidiary.

     Certain financial information concerning the Company's operations in different industries is as follows:

                                                                                  Online
                                    For the                                      Investors
                                   Years Ended     Momentum      Momentum        Advantage     Asia4sale    Corporate
                                   December 31,   Asia, Inc.   Internet, Inc.       Inc.       .com, Ltd    Unallocated     Total
                                   ------------  ------------  --------------   ------------  ------------  ------------   ---------
     Net sales                     1999          $  1,791,528  $    1,739,960    $23,562,420  $     69,162  $     57,170 $27,220,240
                                   1998               312,195         448,334            -             -             -       760,529

     Operating income (loss)
      applicable to industry
      segment                      1999              (128,400)       (482,428)     6,061,066        62,097    (1,206,316)  4,306,019
                                   1998              (196,883)        148,306            -             -        (153,152)  (201,729)

     General corporate
      expenses not allocated
      to industry segment          1999                   -               -              -             -       1,206,316   1,206,316
                                   1998                   -               -              -             -         153,152     153,152

     Other income
      (expenses) including
      interest and gain
      on sale of securities        1999               682,215          12,217         37,350        67,654     4,642,894   5,442,330
                                   1998             1,106,693             -              -             -        (135,644)    971,049

     Operating assets              1999             4,314,785         638,464      5,084,881        59,740     9,868,977  19,966,847



                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998


NOTE 9 - BUSINESS SEGMENTS (Continued)

     The corporate unallocated column represents the costs incurred by the parent company which are unrelated to the operations of the subsidiaries. Such costs included administrative salaries, professional services and gains on sales of subsidiary.

NOTE 10 - MARKETABLE SECURITIES

     The following is a summary of the Company's activity in marketable securities for the year ended December 31, 1999:


                     Beginning                                                                                Ending
                     Balance                                                 Realized        Unrealized       Balance
                      Dec. 31,                                                 Gain             Gain          Dec. 31,
                       1998         Transfer     Purchases         Sales      (Loss)           (Loss)         1999
                    -----------    -----------   ----------    -----------   -----------    -----------   ------------
     Marketable
     Securities

     Titan                 -         35,760          2,105       (25,423)      (10,337)        (1,107)          998
     Chequemate        774,723          -              -        (688,588)      (46,843)        96,420       135,712
     Books a Million    11,865          -              -             -             -           (9,404)        2,461
     Compaq                -            -            9,488           -             -           (4,075)        5,413
     Lucent                -            -           15,718           -             -            5,282        21,000
     E-trade               -            -           12,303           -             -           (1,853)       10,450
     Dell                  -            -           11,010           -             -             (810)       10,200
     Microsoft             -            -            8,701           -             -            2,974        11,675
     AT&T                  -            -           18,355           -             -            1,970        20,325
     Citigroup             -            -           21,474           -             -            6,370        27,844
     Home Depot            -            -           20,701           -             -           10,237        30,938
     Johnson & Johnson     -            -           19,928           -             -           (1,278)       18,650
     Odwalla               -            -          147,984           -             -          (29,818)      118,166
     UAL                   -            -           20,195           -             -            3,074        23,269
     Genstar               -            -           55,686           -             -           15,564        71,250
     E-Group               -            -            4,132           -             -           (2,042)        2,090
     AOL                   -            -            4,386           -             -              166         4,552
     Loraca                -            -            4,616        (2,116)         (384)        23,125        25,241
     Harcourt              -            -            5,463       (13,562)        8,099            -             -
     Coms                  -            -            1,266          (713)         (553)           -             -
     Barnes & Noble        -            -            2,433        (1,793)         (640)           -             -
     Xnet                  -            -            9,157        (8,184)         (973)           -             -
     Barnes & Noble.com    -            -            3,983        (3,030)         (953)           -             -
     RH                    -            -           18,360       (27,614)        9,254            -             -
     Perot Systems         -            -           10,400       (20,904)       10,504            -             -
     Yahoo                 -            -           17,602       (18,310)          708            -             -

                    -----------    -----------   -----------   -----------   -----------    -----------   ------------
     Total             786,588        35,760       445,446      (810,237)      (32,118)        114,795       540,234
                    -----------    -----------   -----------   -----------   -----------    -----------   ------------

     Restricted
     Common Stock

     Laraca            289,110           -           -          (625,000)     502,303             -         166,413
     Titan              35,760       (35,760)        -               -            -               -             -
                    -----------    -----------   ----------    -----------   -----------    -----------   ------------

     Total             324,870       (35,760)        -          (625,000)     502,303             -         166,413
                    -----------    -----------   ----------    -----------   -----------    -----------   ------------

                                                                             $470,185       $ 114,795
                                                                             ===========    ===========

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 11 - EQUITY INVESTMENT

     The Company accounts for its investment in Bevex, Inc. using the equity method of accounting. The Company owned 6,700,000 shares at December 31, 1999 and 1998.

               Cost                                              $     469,000
               Losses - 1998                                          (165,449)
                      - 1999                                           (49,356)
                                                                 --------------
               Net                                               $     254,195
                                                                 ==============

NOTE 12 - PURCHASE OF SUBSIDIARIES

     A summary of the purchase of Asia4sale and Online Investors Advantage, Inc. is as follows:

                                                  Finders
                                   Total          Shares         Asia4sale      Online
                                   -----------    -----------    ------------   -----------
     Goodwill                      $ 3,391,417    $  375,000     $    265,000   $ 2,751,417
     Current assets                ===========           -                -         339,757
     Property and equipment                              -                -          94,777
     Current liabilities                                 -                -        (285,951)
                                                  -----------    ------------   ------------

          Total Purchase Price                    $  375,000     $    265,000   $ 2,900,000
                                                  ===========    ============   ============

     Cash                                         $      -       $     15,000   $   400,000
     Common stock (at $2.50 per share)               375,000          250,000     2,500,000
                                                  -----------    ------------   ------------

          Total Purchase Price                    $  375,000     $    265,000   $ 2,900,000
                                                  ===========    ============   ============

     These purchases were valued at the trading price of the of the Ziasun shares at the date of acquisition.

     The accompanying proforma statement of operations has been prepared as though Online was acquired on January 1, 1999. The summarized statement of operations of the Company includes the operations of Online from April 1, 1999 through December 31, 1999. The summarized statements of operations of Online for the three months ended March 31, 1999 is included below as a proforma adjustment. The summarized statement of operations of Asia 4sale from April 1, 1999 through December 31, 1999 is eliminated below as a proforma adjustment because it was sold as of December 31, 1999.

                   ZIASUN TECHNOLOGIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                           December 31, 1999 and 1998

NOTE 12 - PURCHASE OF SUBSIDIARIES (Continued)

                                    Ziasun                                       Proforma
                                   Technologies                                 Adjustments
                                   Inc. and                                      Increase        Proforma
                                   Subsidiaries    Online        Asia4Sale       (Decrease)    Consolidated
                                   ------------  ------------  --------------   ------------   ------------
     REVENUES                      $ 27,220,240  $  4,701,227  $       (1,242)  $        -     $ 31,920,225

     COST OF SALES                   17,274,957     3,754,850             -              -       21,029,807
                                   ------------  ------------  --------------   ------------   ------------

     GROSS PROFIT                     9,945,283       946,377          (1,242)           -       10,890,418
                                   ------------  ------------  --------------   ------------   ------------

     OPERATING EXPENSE

     Depreciation and amortization      683,713         6,133         (28,283)        74,512        736,075
     General and administrative       4,955,551       302,600         (73,063)           -        5,185,088
                                   ------------  ------------  --------------   ------------   ------------

     Total Operating Expenses         5,639,264       308,733        (101,346)        74,512      5,921,163
                                   ------------  ------------  --------------   ------------   ------------

     OPERATING INCOME (LOSS)          4,306,019       637,644         100,104        (74,512)     4,969,255
                                   ------------  ------------  --------------   ------------   ------------

     OTHER INCOME

     Loss on equity investment          (49,356)          -               -              -          (49,356)
     Gain on marketable securities      584,980           -               -              -          584,980
     Gain on sale of security         4,778,596           -               -              -        4,778,596
     Other income (expense)             128,110         3,022            (677)           -          130,455
                                   ------------  ------------  --------------   ------------   ------------

     Total Other Income               5,442,330         3,022            (677)           -        5,444,675
                                   ------------  ------------  --------------   ------------   ------------

     INCOME BEFORE INCOME  TAXES      9,748,349       640,666          99,427        (74,512)    10,413,930

     INCOME TAXES                    (3,784,110)     (176,800)            -              -       (3,960,910)
                                   ------------  ------------  --------------   ------------   ------------

     NET INCOME                    $  5,964,239  $    463,866  $      99,427    $    (74,512)  $  6,453,020
                                   ============  ============  ==============   ============   ============

     The proforma financial statements are prepared to include the amortization of goodwill from January 1, 1999 to March 31, 1999.

     Amortization expense                                                       $     74,512
     Accumulated amortization - goodwill                                             (74,512)
                                                                                ------------
                                                                                $        -
                                                                                ============
     To  record  1 year  of  amortization  expense  based  on a  ten-year  life.
     ($2,980,467 x 3/120)

NOTE 13 SUBSEQUENT EVENT

     In accordance with the terms of the original OIA Acquisition Agreement, the former OIA shareholders were to receive one share of the Company's common stock for each $0.50 of earnings before interest, income taxes, depreciation and amortization (EBITDA) for the year from April 1, 1999 through March 31, 2000. OIA'S audited EBITDA earnings during this period were $10,910,076. Accordingly, the Company would owe 21,820,152 shares of its common stock at March 31, 2000 to the former OIA shareholders. The value of these shares at March 31 was $248,204,230. This value would have been added to the goodwill on the Company's balance sheet.

     However, at the request of the former OIA shareholders, one of whom is the Chairman of ZiaSun and one of whom is a director, and their joint recognition that it would clearly not be in the best interests of the Company to have such a large goodwill burden going forward, they inquired if the Company would reconsider and amend the original terms and conditions of the earn out. Accordingly, they proposed to exchange 12,000,000 of the earn-out shares, to which they were originally entitled, for $6,000,000 in cash. The proposal was reviewed and accepted by the Company on May 9, 2000.

     Therefore, under the terms and conditions of the amended earn-out agreement, the former OIA shareholders will only receive 9,820,152 shares, rather than the 21,820,152 shares as set forth in the original agreement. This reduces the goodwill burden to the Company by $136,500,000 to $111,704,230, and this is the value that will be added to the Company's balance sheet going forward from April 1, 2000.

                        ONLINE INVESTORS ADVANTAGE, INC.

                              FINANCIAL STATEMENTS

                      March 31, 1999 and December 31, 1998


                                    Contents

Independent Auditors' Report ..................................  80
Balance Sheets ................................................  81
Statements of Operations ......................................  82
Statements of Stockholders' Equity (Deficit) ..................  83
Statements of Cash Flows ......................................  84
Notes to the Financial Statements .............................  85

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Online Investors Advantage, Inc.
Orem, Utah

We have audited the accompanying balance sheets of Online Investors Advantage, Inc. as of December 31, 1998 and March 31, 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows from inception on August 27, 1997 through December 31, 1997, for the year ended December 31, 1998 and for the three months ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Online Investors Advantage, Inc., as of December 31, 1998 and March 31, 1999 and the results of its operations and its cash flows from inception on August 27, 1997 through December 31, 1997, for the year ended December 31, 1998 and for the three months ended March 31, 1999 in conformity with generally accepted accounting principles.


Jones, Jensen & Company
Salt Lake City, Utah
March 1, 2000

                        ONLINE INVESTORS ADVANTAGE, INC.
                                 Balance Sheets


                                     ASSETS

                                                                  December 31,    March 31
                                                                     1998           1999
                                                                 ------------   ------------
CURRENT ASSETS

   Cash and cash equivalents                                     $    326,247   $    211,757
   Prepaid expenses                                                       -          128,000
   Deferred tax asset (Note 3)                                        237,415            -
                                                                 ------------   ------------

     Total Current Assets                                             563,662        339,757
                                                                 ------------   ------------

PROPERTY AND EQUIPMENT (Note 2)                                        46,970         94,777
                                                                 ------------   ------------

TOTAL ASSETS                                                     $    610,632   $    434,534
                                                                 ============   ============


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

   Accounts payable                                              $    146,604   $    115,794
   Accrued expenses - related party (Note 4)                          716,000            -
   Deferred income                                                        -           92,850
   Accrued payroll expense                                             12,243         64,457
   Income taxes payable - current (Note 3)                             51,068         12,850
                                                                 ------------   ------------

Total Current Liabilities                                             925,915        285,951
                                                                 ------------   ------------

COMMITMENTS AND CONTINGENCIES (Note 5)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: $0.001 par value, 2,500,000 shares
     authorized 2,500,000 shares issued                                 2,500          2,500
   Additional paid-in capital                                          16,849         16,849
   Retained earnings                                                 (334,632)       129,234
                                                                 ------------   ------------

     Total Stockholders' Equity (Deficit)                            (315,283)       148,583
                                                                 ------------   ------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
       EQUITY (DEFICIT)                                          $    610,632   $    434,534
                                                                 ============   ============


  The accompanying notes are an integral part of these financial statements.

                        ONLINE INVESTORS ADVANTAGE, INC.
                            Statements of Operations


                                                      From
                                                  Inception on
                                                   August 23,       For the     For the Three
                                                  1997 through    Year Ended    Months Ended
                                                  December 31,   December 31,     March 31,
                                                     1997           1998           1999
                                                  ------------   ------------   ------------
REVENUE

   Workshop revenues earned (Note 1)              $        -     $  3,462,881   $  4,349,218
   Home study revenue                                      -           49,617        352,008
                                                  ------------   ------------   ------------

     NET REVENUES                                          -        3,512,498      4,701,226
                                                  ------------   ------------   ------------

EXPENSES

   Cost of services                                        -        2,406,676      3,390,850
   Consulting fees - related party (Note 4)                -          716,000        364,000
   Depreciation                                            -            9,074          6,133
   General and administrative expenses                     -          901,727        302,600
                                                  ------------   ------------   ------------

     TOTAL EXPENSES                                        -        4,033,477      4,063,583
                                                  ------------   ------------   ------------

INCOME (LOSS) FROM OPERATIONS                              -         (520,979)       637,643
                                                  ------------   ------------   ------------

OTHER INCOME (EXPENSE)

   Interest income                                         -              -            3,023
                                                  ------------   ------------   ------------

     Total Other Income (Expense)                          -              -            3,023
                                                  ------------   ------------   ------------

INCOME LOSS BEFORE INCOME
  TAXES                                                    -         (520,979)       640,666

INCOME TAX (EXPENSE)
   BENEFIT (Notes 1 and 3)                                 -          186,347       (176,800)
                                                  ------------   ------------   ------------

NET INCOME (LOSS)                                 $        -     $   (334,632)  $    463,866
                                                  ============   ============   ============

BASIC INCOME (LOSS) PER SHARE                     $       0.00   $      (0.13)  $       0.19
                                                  ============   ============   ============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                                         2,500,000      2,500,000      2,500,000
                                                  ============   ============   ============

  The accompanying notes are an integral part of these financial statements.

                        ONLINE INVESTORS ADVANTAGE, INC.
                  Statements of Stockholders' Equity (Deficit)
            From Inception on August 23, 1997 through March 31, 1999


                                       Common Stock               Additional
                                   ---------------------------      Paid-In        Retained
                                      Shares        Amount          Capital        Earnings
                                   ------------   ------------   ------------   ------------
Balance, August 23, 1997                    -     $        -     $        -     $        -

Net loss from inception on
 August 23, 1997 through
 December 31, 1997                          -              -              -              -
                                   ------------   ------------   ------------   ------------

Balance, December 31, 1997                  -              -              -              -

Common stock issued for services      2,500,000          2,500         16,849            -

Net loss for the year ended
 December 31, 1998                          -              -              -         (334,632)
                                   ------------   ------------   ------------   ------------

Balance, December 31, 1998            2,500,000          2,500         16,849       (334,632)

Net income for the three months
ended March 31, 1999                        -              -              -          463,866
                                   ------------   ------------   ------------   ------------

Balance, March 31, 1999               2,500,000   $      2,500   $     16,849   $    129,234
                                   ============   ============   ============   ============

  The accompanying notes are an integral part of these financial statements.

                        ONLINE INVESTORS ADVANTAGE, INC.
                            Statements of Cash Flows


                                                      From
                                                  Inception on
                                                   August 23,       For the     For the Three
                                                  1997 through    Year Ended    Months Ended
                                                  December 31,   December 31,     March 31,
                                                     1997           1998           1999
                                                  ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net income (loss)                              $        -     $   (334,632)  $    463,866
   Adjustments to reconcile net income
    to net cash used in operating activities:
     Depreciation                                          -            9,074          6,133
     Issuance of stock for services                        -           19,349            -
   Changes in operating assets and liabilities:
     (Increase) in prepaid expenses                        -              -         (128,000)
     Increase in accounts payable                          -          146,604        (30,810)
     Increase in accrued expenses
      - related party                                      -          716,000       (716,000)
     Increase in income taxes payable                      -           51,068        (38,218)
     Increase in payroll payable                           -           12,243         52,214
     Increase in deferred income                           -              -           92,850
     (Increase) decrease in deferred
         tax benefit                                       -         (237,415)       237,415
                                                  ------------   ------------   ------------

Net Cash Provided by Operating Activities                  -          382,291        (60,550)
                                                  ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of fixed assets                                -          (56,044)       (53,940)
                                                  ------------   ------------   ------------

   Net Cash Used by Investing Activities                   -          (56,044)       (53,940)
                                                  ------------   ------------   ------------

CASH FLOWS FROM FINANCING
  ACTIVITIES                                               -              -              -
                                                  ------------   ------------   ------------

NET INCREASE (DECREASE) IN CASH                            -          326,247       (114,490)

CASH, BEGINNING OF PERIOD                                  -              -          326,247
                                                  ------------   ------------   ------------

CASH, END OF PERIOD                               $        -     $    326,247   $    211,757
                                                  ============   ============   ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

   Income taxes                                   $        -     $        -     $    163,950
   Interest                                       $        -     $        -     $        -

  The accompanying notes are an integral part of these financial statements.

                        ONLINE INVESTORS ADVANTAGE, INC.
                        Notes to the Financial Statement
                      March 31, 1999 and December 31, 1998


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Online Investors Advantage, Inc. (the Company) is engaged in the business of providing workshops to individuals regarding investing in the stock market. The Company was incorporated under the laws of the State of Utah on August 23, 1997 but did not become active until 1998. The Company's accounting policies conform to generally accepted accounting policies for this industry.

     a. Revenue and Cost Recognition

     Revenue is recognized upon completion of the workshops or upon delivery of the Company's home study course. The Company requires prepayment of fees before the commencement of the workshops. The Company obtains preapproval of charges to participants' credit cards before the commencement of the workshops. Upon completion of the workshops the participants' credit cards are charged once attendance has been verified. Prepayments from participants are recorded as deferred income until the seminar is completed. As of December 31, 1998 there were no deferred revenues due to the Company's policy of not providing seminars the last two weeks of December.

     b. Depreciation

     Depreciation is provided principally on the declining balance method over the estimated useful lives of the assets, which are generally from five to seven years.

     c. Cash and Cash Equivalents

     Cash  equivalents  include  short-term,   highly  liquid  investments  with
     maturities of three months or less at the time of acquisition.

     d. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     e. Basic Income (Loss) Per Share

     The computations of, basic income loss per share of common stock are based on the weighted average number of common shares outstanding during the period of the consolidated financial statements.


     f. Reclassification

     Certain reclassifications have been made to the 1998 financial statements to conform to the current year's presentation.

     g.   Advertising

     The costs of advertising are expensed when incurred.

                      ONLINE INVESTORS ADVANTAGE, INC.
                        Notes to the Financial Statement
                      March 31, 1999 and December 31, 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     h. Prepaid Expenses and Deferred Revenues

     The Company capitalizes costs incurred in preparing for its seminars. These costs include education materials and meeting site costs. The advance fees the Company receives are also deferred until the seminar is completed. At the end of the seminar, the fees are recognized as revenues and the costs are expensed.

NOTE 2 - PROPERTY AND EQUIPMENT

     Property and equipment is detailed in the following summary:


                                    March 31,      December 31,
                                      1999           1999        Accumulated      Net Book
                                      Cost           Cost        Depreciation    Value
                                   ------------   ------------   ------------   ------------
Computers, projectors              $     83,562   $     36,690   $     12,298   $     71,264
Office equipment                         19,052         11,984          2,869         16,183
Leasehold improvements                    7,370          7,370             40          7,330
                                   ------------   ------------   ------------   ------------
                                   $    109,984   $     56,044   $     15,207   $     94,777
                                   ============   ============   ============   ============

     Depreciation expense is computed on the declining balance method in amounts sufficient to write off the costs of depreciable assets over their estimated useful lives. Depreciation expense for the year ended December 31, 1998 was $9,074 and for the three months ended March 31, 1999 was $6,133.

NOTE 3 - INCOME TAXES

     Deferred income taxes arise from reporting certain income and expenses for income tax purposes in different periods from those in which such items are recognized for financial reporting purposes. These items result from the filing of Federal and State income tax returns on a cash basis.

                        ONLINE INVESTORS ADVANTAGE, INC.
                        Notes to the Financial Statement
                      March 31, 1999 and December 31, 1998


NOTE 3 - INCOME TAXES (Continued)

     The provision for taxes on earnings from continuing operations consisted of the following:

                                                                 December 31,   Ended March 31,
                                                                     1998           1999
                                                                 ------------   ------------
   Current

   Federal                                                       $    (43,004)  $   (167,477)
     State                                                             (8,064)        (9,323)
                                                                 ------------   ------------

                                                                      (51,068)      (176,800)
                                                                 ------------   ------------

   Deferred

     Current                                                          237,415            -
     Non-current                                                          -              -
                                                                 ------------   ------------

                                                                      237,415            -
                                                                 ------------   ------------

   Total income tax (expense) benefit                            $    186,347   $   (176,800)
                                                                 ============   ============

The net deferred tax liabilities in the accompanying balance sheet include the following components:

                                                                    For the        For the
                                                                  Year Ended     Three Months
                                                                 December 31,   Ended March 31,
                                                                     1998           1999
                                                                 ------------   ------------
   Deferred tax liabilities                                      $        -     $        -
   Deferred tax asset                                                 237,415            -
                                                                 ------------   ------------

     Net deferred tax assets                                     $    237,415   $        -
                                                                 ============   ============

   Current deferred tax liability                                $        -     $        -
   Long-term deferred liability                                           -              -
                                                                 ------------   ------------

     Net deferred tax liabilities                                $        -     $        -
                                                                 ============   ============


NOTE 4 - RELATED PARTY TRANSACTIONS

     The stockholders of the Company have entered into consulting agreements to provide marketing methods, develop course content, establish strategic alliances and to provide proper administration of the Company. The terms of the services range from April 1998 to March 1999. The agreed upon fees consist of $22,000 per month for two of the shareholders and $30,000 per month for the remaining two shareholders. Total expense associated with these consulting agreements for 1998 was $716,000 and for 1999 the fees were $364,000.

                        ONLINE INVESTORS ADVANTAGE, INC.
                        Notes to the Financial Statement
                      March 31, 1999 and December 31, 1998


NOTE 5 - FINANCIAL INSTRUMENT

     Concentration of Credit Risk

     The  Company  places  its  temporary  cash  with  high  quality   financial
     institutions. At times such cash accounts may be in excess of the FDIC insurance limit.

     Operating Leases

     The Company leases its office space under a non-cancelable lease agreement accounted for as an operating lease expiring through October 2001. Real estate taxes, insurance and maintenance expenses are obligations of the Company.

     Minimum rental payments under the non-cancelable operating lease are as follows:

                                                                 Years Ending
                                                                 December 31,
                                                                 ------------
                                        1999                     $      9,900
                                        2000                           13,596
                                        2001                           14,004
                                                                 ------------
                                                                 $     37,500
                                                                 ============

     Rent expense was approximately $2,200 for the year ended December 31, 1998 and $2,475 for the three months ended March 31, 1999.

NOTE 6 - SALE OF COMPANY

     On March 31, 1999 the shareholders of the Company exchanged all of the outstanding common stock of the Company for $400,000 and 6,000,000 shares of common stock of Ziasun Technologies, Inc. (Ziasun), a public company. 1,000,000 of the shares of Ziasun were issued immediately and the remaining 5,000,000 shares are held in escrow. The escrow agreement stipulates that the issuance of the shares depends upon the earnings of the Company for the twelve month period ending March 31, 2000. If the earnings are different than estimated, the shares in escrow may be increased or decreased by the difference between the estimated earnings and actual.

                                   PART III.

Item 1. Index to Exhibits

     The following exhibits are filed as part of this Registration Statement:

Exhibit
Number    Description
--------------------------------------------------------------------------------

2.1(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Momentum Internet Incorporated dated October 5, 1998

2.2(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Momentum Asia, Inc. dated October 5, 1998

2.3(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Asia4sale.com, Ltd., dated March 25, 1999.

2.4(+) Acquisition Agreement and Plan of Reorganization between ZiaSun Technologies, Inc. and Online Investors Advantage, Inc., dated March 31, 1999.

3.1(a)(+) Original Articles of Incorporation.

3.1(b)(+) Certificate of Amendment to Articles of Incorporation  filed April 29,
          1997.

3.1(c)(+) Certificate of Amendment to Articles of Incorporation filed September
          10, 1998 changing the name of the Company to ZiaSun Technologies, Inc.

3.1(d)(+) Certificate filed pursuant to NRS Section 78.207.

3.1(e)(+) Restated Article of Incorporation filed August 16, 1999.

3.2(+)    Amended and Restated By-laws.

10.1(+) License Agreement between Fountain Fresh International and Katori Consultants, Ltd. dated April 17, 1997.

10.2(+) Assignment of License Agreement by Katori Consultants Ltd., to the Company dated April 18, 1999.

10.3(+) Unsecured Promissory Note for $50,000 from Asai4sale.com in favor of the Company dated March 31, 1999.

10.4(+) Stock Option Agreement between Brian Hodgson and the Company dated March 25, 1999.

10.5(+) Agreement between the Company and Global Direct Marketing Limited dated February 12, 1999.

10.6(+) Agreement between Asia4sale.com, Ltd., and Hong Kong Telecom IMS dated March 29, 1999.

10.7(+) Agreement between Momentum Internet, Inc., and Hays Business Systems dated April 1, 1999.

10.8(+)   Loan  Agreement   between  Momentum  Asia,  Inc.   (formerly  New  Age
          Publications, Inc.) and Touchstone Transport Services, Inc.

10.9(+)   Real  Estate   Mortgage   Momentum  Asia,   Inc.   (formerly  New  Age
          Publications, Inc.) and Touchstone Transport Services, Inc.

10.10(+) Subscribers Agreement between Momentum Asia, Inc., (formerly New Age Publications, Inc.), and Torquay Associates Ltd.

10.11(+) Reuters Investor Distribution Agreement with Momentum Internet Inc., dated April 22, 1999.

10.12(+) Market Datafeed Service Agreement with Stock Exchange Information Services Limited dated May 3, 1999.

10.13(+) Agreement between Momentum Internet, Inc., and Options Direct dated May 18, 1999.

10.14(+)  Agreement between Asia4sale.com, Ltd., and Karrex dated June 25, 1999.

10.15(+) Agreement between Momentum Internet, Inc., and United Mok Ying Kie Limited dated June 29, 1999.

10.16(+)  Reuters Service Contract with Momentum Internet Inc.

10.17(+) Online Stock Trading Agreement between Swiftrade, Inc. and WdoT.rade Inc. dated July 1, 1999.

10.18(+)  Lease Agreement  between the Company and Propco L.P.

10.19(+)  Addendum to Lease  between the Company and Propco L.P.

10.20(+) Tenancy Agreement between Momentum Associates Limited and Hong Kong Finance Property Company Limited dated December 1, 1998.

10.21(+) Contract of Lease between Rebecca A. Ynares and Momentum Internet (Philippines) Inc. dated December 1998.

10.22(+) First Amendment to Contract of Lease between Rebecca A. Ynares and Momentum Internet (Philippines) Inc.

10.23(+) Contract of Lease between Philippine International Trading Corporation and Momentum Internet (Philippines) Inc.

10.24(+)  Sublease  Agreement  between  Philexcel   Textiles   Incorporated  and
          Momentum Asia, Inc. (formerly New Age Publications, Inc.)

10.25(+) Amended Sublease Agreement between Philexcel Textiles Incorporated and Momentum Asia, Inc. (formerly New Age Publications, Inc.)

10.26(+) Lease Agreement between EsNET Properties L.C. and Online Investors Advantage, Inc., dated May 25, 1999.

10.27(+) Lease Agreement between Dc Mason Ltd., and Online Investors Advantage, Inc., dated October 7, 1998.

10.28(+)  Lease  Agreement   between  Gordon   Jacobson  and  Online   Investors
          Advantage, Inc., dated June 22, 1999.

10.29(+) Employment Agreement and Stock Option between the Company and Allen D. Hardman dated July 1, 1997.

10.30(+) Amendment to Employment Agreement between the Company and Allen D. Hardman.

10.31(+) Non-Qualified Stock Option Agreement between the Company and Allen D. Hardman.

10.32(+)  Agreement between Momentum Associates Limited and Peter Graham Daley.

10.33(+)  Agreement between Momentum Associates Limited and Anthony L. Tobin.

10.34(+) Agreement between Momentum Internet Inc., and Crossbow Consultants Limited.

10.35(+) Agreement between Asia4sale.com Ltd., and Momentum Internet Inc., dated March 25, 1999.

21(+)     Subsidiaries of the Registrant

24(+)     Power of Attorney

27(+)     Financial Data Schedule

     * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these exhibits.

     (+) Previously filed.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this Registration Statement to be signed on its behalf by the undersigned , thereunto duly authorized.

                                             ZiaSun Technologies, Inc.



Dated: May 11, 2000                          /S/ Allen D. Hardman
                                             -----------------------------------
                                             By: Allen D. Hardman
                                             Its: President and CEO